AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1997

                                                      REGISTRATION NO. 333-33469
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------
                           JEVIC TRANSPORTATION, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            New Jersey                              4213                              22-2373402
   (State or other jurisdiction         (Primary Standard Industrial               (I.R.S. Employer
 of incorporation or organization)       Classification Code Number)              Identification No.)

                                 P.O. Box 5157
                               Delanco, NJ 08075
                                 (609) 461-7111
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                           Mr. Harry J. Muhlschlegel
                            Chief Executive Officer
                           and Chairman of the Board
                           Jevic Transportation, Inc.
                                 P.O. Box 5157
                               Delanco, NJ 08075
                                 (609) 461-7111
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ------------------

                                   COPIES TO:

  Barry M. Abelson, Esquire                        Stephen A. Riddick, Esquire
  Robert A. Friedel, Esquire                          Piper & Marbury L.L.P.
Pepper, Hamilton & Scheetz LLP                       36 South Charles Street
    3000 Two Logan Square                              Baltimore, MD 21201
    Philadelphia, PA 19103                                (410) 539-2530
        (215) 981-4000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

/ / __________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                                           SUBJECT TO COMPLETION

                                                                 October 2, 1997


                                3,800,000 SHARES
                                     [LOGO]
                                  COMMON STOCK

                               ------------------

     All of the 3,800,000 shares of Common Stock offered hereby are being sold by Jevic Transportation, Inc. ("Jevic" or the "Company"). Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12 and $14 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "JEVC." The Common Stock offered hereby is entitled to one vote per share, while the Class A Common Stock is entitled to two votes per share and may be held only by or for the benefit of its existing holders or their lineal descendants. The rights of the holders of the Common Stock and the Class A Common Stock are otherwise identical. See "Description of Capital Stock". Upon completion of this offering, the Company's directors and executive officers will beneficially own shares representing in the aggregate 71.9% of the voting power of the capital stock of the Company and will be able to control the outcome of all matters requiring a shareholder vote, including the election of directors.

                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================
                                          |        PRICE       |    UNDERWRITING    |      PROCEEDS
                                          |         TO         |    DISCOUNTS AND   |         TO
                                          |       PUBLIC       |     COMMISSIONS    |     COMPANY (1)
-------------------------------------------------------------------------------------------------------
Per Share................................ |          $         |          $         |          $
-------------------------------------------------------------------------------------------------------
Total (2)................................ |          $         |          $         |          $
=======================================================================================================

(1) Before deducting expenses payable by the Company estimated at $800,000.
(2) Certain of the Company's shareholders (the "Option Shareholders") have granted the Underwriters a 30-day option to purchase up to 570,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the Price to Public and Underwriting Discounts
    and Commissions will be $            and $            , respectively, and
    the Option Shareholders will receive $            . No proceeds from the
    sale of shares pursuant to an exercise of the over-allotment option will be received by the Company. See "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be made at the offices of BT Alex.
Brown Incorporated, Baltimore, Maryland, on or about            , 1997.

BT ALEX. BROWN
                            WILLIAM BLAIR & COMPANY

                                                             SCHRODER & CO. INC.

                THE DATE OF THIS PROSPECTUS IS            , 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and to make available quarterly reports containing unaudited financial statements for the first three quarters of each year.
                               ------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                               ------------------

     Breakbulk-Free(Registered) is a trademark of the Company. Freightliner(Registered) is a trademark of Freightliner Corp., Cummins(Registered) is a trademark of Cummins Engine Company, Inc., NCR(Registered) is a trademark of NCR Corporation, Novell(Registered) and Novell/NT(Registered) are trademarks of Novell, Inc., Sequent(Registered) is a trademark of Sequent Computer Systems, Inc., UNIX(Registered) is a trademark of X/Open Co. and QUALCOMM(Registered) and OmniTRACS(Registered) are trademarks of QUALCOMM, Inc.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus gives retroactive effect to (i) the reclassification of the Company's capital stock into series designated "Common Stock" and "Class A Common Stock" (collectively, the "Common Equity") and (ii) a 34,291-for-one split of the shares of Common Stock and assumes no exercise of the Underwriters' over-allotment option. References in this Prospectus to "Jevic" or the "Company" refer to Jevic Transportation, Inc.

                                  THE COMPANY

     Jevic is a motor carrier that combines the high revenue yield characteristics of a typical less-than-truckload ("LTL") carrier with the operating flexibility and low fixed costs of a truckload carrier. Jevic utilizes a simplified in-route delivery system in which over 70% of the Company's shipments are delivered to their destinations directly from line-haul trailers, eliminating the need for an expensive network of labor-intensive breakbulk terminals, which most LTL carriers use to distribute shipments. Jevic's revenue per terminal for 1996 was approximately $31.0 million. The Company serves shippers throughout the eastern half of the United States and in selected markets in the remainder of the continental United States and Canada through its origination facilities located in the metropolitan areas of Atlanta, Boston, Charlotte, Chicago, Houston and Philadelphia. From 1992 to 1996, the Company's operating revenues and operating income grew at compound annual rates of 26.6% and 29.2%, respectively.

     Jevic began operations as a motor carrier in 1983, soon after deregulation of the trucking industry. Regulation had caused trucking industry participants to develop as either truckload carriers or as terminal-based LTL carriers. Following deregulation, most carriers continue to focus their operations and price their services as either truckload carriers or LTL carriers. Traditional truckload and LTL carriers can efficiently handle freight that is compatible with their respective operating systems but typically do not have the flexibility to accommodate a wide range of shipment size, length of haul and delivery options. Jevic developed its Breakbulk-Free(Registered) operating system to provide the capabilities of both truckload and LTL service without the inherent infrastructure requirements and operational limitations of truckload and LTL carriers.


     Jevic's Breakbulk-Free system utilizes a simplified network of terminals, which serve as regional origination points for initial consolidation of freight on a trailer. The Company strategically combines smaller shipments (typically handled by LTL carriers) with larger shipments (typically handled by truckload carriers) in a sequence which permits direct unloading at each shipment's destination, with no need to rehandle individual shipments at one or more breakbulk terminals. Typical LTL carriers have to reload shipments into local trucks for final delivery, whereas, in most cases, Jevic's operating system avoids further rehandling at the destination facility. This generally results in less damage to freight and faster transit times for less than full truckload shipments. Jevic's flexible operating system minimizes rehandling of freight and provides a broad range of transportation services.


MARKETING STRATEGY

     Jevic targets prospective customers whose logistics needs are not being met, develops solutions for those needs and offers a broad range of transportation services.

o Offer Logistics-Based Solutions. The Company utilizes a consultative approach to develop customized logistics-based solutions to meet its customers' transportation and distribution needs. The Company's customer-focused approach helps expand its customer base and forge long-term customer relationships.

o Offer a Broad Range of Differentiated Services. By creating a "one-stop-shop" and offering a broad range of transportation services, the Company seeks to become its customers' core carrier. Jevic offers its customers a wide range of shipment size, length of haul and delivery options as well as heated service. By increasing the number of shipments from existing customers, the Company achieves operating efficiencies through higher pick-up and lane density, improved terminal utilization and reduced administrative duplication.

o Focus on Customer Selectivity. The Company targets customers based on disciplined sales criteria designed to identify shippers whose service requirements drive the carrier selection process. This approach has generated significant incremental business in service-sensitive industries, such as the chemical industry, which accounted for approximately 45% of the Company's operating revenues from its top 200 customers in the first half of 1997.

o Solicit Optimal Mix of Shipment Sizes. Jevic selectively solicits business from its customers in order to load trailers strategically by integrating larger shipments with smaller shipments and thereby optimizes revenue yields and asset utilization.

OPERATING STRATEGY

     Jevic seeks to maximize its results of operations by providing flexible and timely service.

o Utilize Breakbulk-Free System. Jevic sequences multiple deliveries from a single trailer, eliminating the need for a network of breakbulk terminals and, in most cases, destination terminals, at which typical LTL carriers unload and reload shipments for final delivery. As a result, the Company reduces transit times and freight damage while avoiding the infrastructure and labor costs associated with a large breakbulk terminal network.

o Utilize Technology to Improve Productivity and Customer Service. The Company utilizes technology to improve its customer service and to increase productivity. The Company's tractors are equipped with state-of-the-art QUALCOMM OmniTRACS satellite tracking units to provide real-time customer information and increase fleet utilization. Jevic uses its EDI system to improve customer communications and reduce administrative costs.

o Increase Utilization of Owner-Operator Drivers. Jevic has recently expanded its driver force to include owner-operators in order to reduce capital expenditure requirements, improve return on equity, reduce direct exposure to fuel price fluctuations and provide access to an additional pool of drivers.

o Maintain a Positive Workforce Environment. Through stringent driver selection criteria, a favorable wage and benefit structure and a positive working environment, the Company minimizes driver turnover, maintains a high level of employee satisfaction and motivates employees to provide high quality service. The Company's annual driver turnover rate was 20.1% in 1996. None of Jevic's employees, including drivers, is represented by a collective bargaining unit.

GROWTH STRATEGY

     The Company seeks sustainable growth by increasing the amount of business generated by existing customers, acquiring new customers within existing regions and expanding into new regions.

     In response to customer demand, Jevic initiates service to a new region by introducing high-yield inbound LTL service to its existing customer base, delivering in-route from line-haul trailers, consistent with the Company's operating strategy. Until a sufficient volume of inbound business is generated, the Company avoids the up-front capital costs of building or purchasing a new facility by soliciting lower-yielding truckload shipments for the backhaul to return the equipment to one of the Company's existing facilities. This results in increased asset utilization and reduced empty miles. Once the Company opens a new facility, it serves as a consolidation point for a wide range of higher yielding shipments originating in the region, replacing the lower yielding truckload shipments. The Company most recently employed these techniques in opening its Houston facility in June 1997.

     By providing a broad range of services, Jevic has the ability to build volume rapidly in targeted geographic areas. The Company's growth plans include constructing new, substantially larger facilities in metropolitan Boston and Chicago, adding selected regional facilities in new regions and adding new points served in route when supported by customer demand. Jevic also intends to selectively pursue acquisitions of companies that are complementary with the Company's operations.

     The Company was incorporated in New Jersey in 1981. Jevic's headquarters are located at 600 Creek Road, P.O. Box 5157, Delanco, New Jersey 08075, and its telephone number is (609) 461-7111.

                                  THE OFFERING

Common Stock offered by the Company..........  3,800,000 shares
Common Equity to be outstanding after this
  offering:
  Common Stock...............................  4,348,656 shares (1)
  Class A Common Stock.......................  6,309,544 shares
     Total...................................  10,658,200 shares (1)
Use of proceeds..............................  To reduce indebtedness, purchase and expand regional facilities and fund a distribution
                                               to certain current shareholders and for the
                                               purchase of revenue equipment. See "Use of
                                               Proceeds."
Proposed Nasdaq National Market symbol.......  JEVC

------------------
(1) Excludes approximately 1,285,820 shares of Common Stock issuable upon the exercise of options which will be outstanding upon completion of this offering and an aggregate of approximately 1,200,000 shares of Common Stock reserved for issuance under the Company's employee benefit plans. See "Management - Executive Incentive Plans" and Note 9 of "Notes to Financial Statements."

                      SUMMARY FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND CERTAIN OPERATING DATA)

                                                                                         SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                      JUNE 30,
                                   --------------------------------------------------   -------------------
                                    1992      1993       1994       1995       1996      1996       1997
                                   -------   -------   --------   --------   --------   -------   ---------
INCOME STATEMENT DATA:
Operating revenues...............  $60,296   $90,161   $119,299   $125,973   $154,799   $73,568    $90,417
Operating income.................    3,370     4,024     11,737      6,050      9,390     2,166      6,109
Net income (1)...................    2,104     2,833     10,412      4,239      6,195       748      4,355
Pro forma data (1):
  Net income.....................                                               3,849       481      2,647
  Net income per share...........                                            $   0.49   $  0.06    $  0.34
  Shares used in computing net
    income per share.............                                               7,843     7,843      7,843
  Supplemental pro forma net
    income per share (2).........                                            $   0.46   $  0.07    $  0.32
OPERATING DATA:
Total shipments (000s)...........      155       269        370        453        586       284        329
Total miles (000s)...............   38,842    57,924     65,855     65,599     75,795    36,288     42,873
Average operating revenue:
  Per mile.......................  $  1.55   $  1.56   $   1.81   $   1.92   $   2.04   $  2.03    $  2.11
  Per tractor per week...........  $ 3,084   $ 3,085   $  3,553   $  3,539   $  3,764   $ 3,705    $ 3,772
Number of tractors at end of
  period:
  Company........................      450       626        685        740        776       777        853
  Owner-Operator.................       --        --         --         --         63        15        105

                                                                            JUNE 30, 1997
                                                              -----------------------------------------
                                                                                           PRO FORMA
                                                              ACTUAL    PRO FORMA (3)   AS ADJUSTED (4)
                                                              -------   -------------   ---------------
BALANCE SHEET DATA:
Working capital (deficit)...................................  $(3,342)    $(13,728)        $ 23,256
Property and equipment, net.................................   67,426       68,726           68,726
Total assets................................................   96,047       94,961          112,322
Long-term debt, less current maturities.....................   36,910       36,910           28,752
Shareholders' equity........................................   27,228        8,528           53,670

------------------
(1) For all periods presented, the Company was an S Corporation and, accordingly, was not subject to corporate income taxes, except for certain states during certain periods. Pro forma data assumes (a) the Company's purchase of its Charlotte facility from certain of its current shareholders (the "Charlotte Purchase") occurred on January 1, 1996 which would have resulted in additional annual depreciation and interest expense of $70,000 and $190,000, respectively, and a reduction in annual rent expense of $260,000 and (b) the Company had been subject to corporate income taxes for all periods presented, based on the tax laws in effect during the periods. Pro forma net income per share includes that number of shares that would be required to be sold (at an assumed initial public offering price of $13 per share, less underwriting discounts and commissions and estimated offering expenses) to fund a distribution of $10.0 million (the "Distribution") to shareholders as of August 11, 1997 immediately prior to the offering. See "Prior S Corporation Status" and Note 2 of "Notes to Financial Statements."

(2) Supplemental pro forma net income per share is calculated by dividing pro forma net income (adjusted for the pro forma reduction in interest expense that specifically corresponds to the repaid indebtedness discussed in (a) and (b) below) by the number of shares used in (1) above plus the estimated number of shares that would be required to be sold (at an assumed initial public offering price of $13 per share, less underwriting discounts and commissions and estimated offering expenses) to (a) repay bank mortgage indebtedness of $2.0 million in connection with the Charlotte Purchase and
    (b) repay approximately $18.2 million of other indebtedness. See "Use of Proceeds" and "Certain Transactions."

(3) Gives pro forma effect to (a) the Charlotte Purchase, which results in a $1.3 million increase in property and equipment, a $2.0 million increase in short-term indebtedness and a $700,000 deemed distribution to shareholders,
    (b) the payment of the Distribution with $4.0 million of cash and bank borrowings of $6.0 million and (c) the termination of the Company's S Corporation status resulting in a non-cash charge estimated at $8.0 million in recognition of an increase in the Company's net deferred tax liability, as if such termination had occurred on June 30, 1997.

(4) Adjusted to give effect to (a) the pro forma adjustments described in (3) above, and (b) the sale by the Company of the 3,800,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $13 per share) and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." See "Prior S Corporation Status" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Company's Common Stock.

     Economic Factors. Fuel prices, insurance costs, liability claims, interest rates, the availability of qualified drivers or owner-operators, fluctuations in the resale value of revenue equipment and customers' business cycles and shipping demands are economic factors over which the Company has little or no control. Significant increases or rapid fluctuations in fuel prices, interest rates or increases in insurance costs or liability claims, to the extent not offset by increases in freight rates, would reduce the Company's profitability. Difficulty in attracting or retaining qualified drivers or owner-operators or a downturn in customers' business cycles or shipping demands also could have a materially adverse effect on the profitability and growth of the Company. Although owner-operators are responsible for purchasing their own equipment and fuel and paying for other operating expenses, significant increases in these expenses could cause them to seek higher compensation from the Company. If the resale value of the Company's revenue equipment were to decline, the Company could be forced to retain some of its equipment longer, with a resulting increase in operating expenses for maintenance and repairs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Geographic Concentration. A significant portion of the Company's business is concentrated in the Northeast region. As a result, a general economic decline in that geographic market could have a materially adverse effect on the growth and profitability of the Company.

     Dependence on Chemical Industry. Approximately 45% of the Company's revenues from its top 200 customers in the first half of 1997 was generated from customers in the chemical industry, and this level has remained relatively consistent in recent years. An economic downturn in the chemical industry could have a materially adverse effect on the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Availability of Employee Drivers and Owner-Operators. The Company utilizes the services of both employee drivers and owner-operators. Competition for employee drivers and owner-operators is intense within the transportation industry and, from time to time, there have been industry-wide shortages of qualified employee drivers and owner-operators. There can be no assurance that the Company will not be affected by a shortage of qualified employee drivers or owner-operators in the future, which could result in temporary underutilization of revenue equipment, difficulty in meeting shipper demands and increased compensation levels. Prolonged difficulty in attracting or retaining qualified employee drivers or owner-operators could have a materially adverse effect on the Company's operations and limit its growth. The Company's annual driver turnover rate was 20.1% in 1996. See "Business - Drivers" and " - Owner-Operators."

     Capital Requirements. The transportation industry is capital intensive. Historically, the Company has depended on debt financing and operating and capital leases to supplement its internally generated cash to maintain and expand its fleet of revenue equipment. If the Company were unable in the future to enter into acceptable lease or debt financing arrangements, sell additional equity, generate sufficient cash flow from operations or borrow sufficient funds, it would be forced to limit its growth and might be required to operate its fleet for longer periods, which would likely adversely affect the Company's operating results. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

     Competition. The trucking portion of the transportation industry is highly competitive and fragmented. Jevic competes with regional, inter-regional and national LTL and truckload carriers of varying sizes and, to a lesser extent, with air freight carriers and railroads, a number of which have greater financial resources, operate more revenue equipment and have larger freight capacity than the Company. In certain regions, the Company also faces competition from local carriers. The Company's strategy is to provide high-quality service at competitive prices to meet the needs of customers whose operations demand consistent, timely service.

     The Company believes that there are substantial barriers to entry which restrict the ability of competitors to adopt a Breakbulk-Free operating model. Small LTL carriers typically lack the necessary critical mass, freight density and capital, while large LTL carriers typically have work rules and labor practices that lack the flexibility which a Breakbulk-Free system requires. Truckload carriers lack a system to accommodate both multiple pick-ups and multiple deliveries and would require a substantial capital investment to build the necessary terminals. Additionally, the Breakbulk-Free operating model requires high quality drivers and sophisticated operating systems and management, which the Company has developed internally over an extended period of years. See "Business - Competition."

     Acquisition of Revenue Equipment. The Company's strategy for continued growth is dependent on the acquisition and deployment of additional revenue equipment. Delays in the availability of equipment could occur due to work stoppages at the equipment supplier, equipment and supply shortages or other factors beyond the Company's control. Any delay or interruption in the availability of equipment in the future could impede the Company's growth and could have an adverse effect on the Company's operations and profitability. See "Business - Revenue Equipment and Maintenance."

     Voting Control of the Company; Anti-Takeover Provisions. The voting rights of the Common Stock are limited by the Company's Restated Certificate of Incorporation ("Restated Certificate"). On all matters with respect to which the Company's shareholders have a right to vote, including the election of directors, each share of Common Stock is entitled to one vote, while each share of Class A Common Stock is entitled to two votes. The Common Stock and Class A Common Stock vote together as a single class on virtually all matters. Shares of Class A Common Stock can be converted into shares of Common Stock on a share-for-share basis at the election of the holder and will be automatically converted to shares of Common Stock upon certain events specified in the Restated Certificate or upon transfer, except for certain transfers among Harry
J. Muhlschlegel, Karen B. Muhlschlegel, certain of their relatives, certain trusts established for the benefit of, partnerships comprised solely of, or corporations wholly owned by, the Muhlschlegels or such relatives, and charitable organizations controlled by the Muhlschlegels or their family members (collectively, the "Muhlschlegel Family"). See "Description of Capital Stock."

     Upon completion of the offering, the Muhlschlegel Family will beneficially own all of the outstanding shares of Class A Common Stock representing in the aggregate 77.6% of the total voting power of both series of Common Equity (73.3% if the Underwriters' over-allotment option is exercised in full). As long as the Muhlschlegel Family controls a majority of the voting power of the Company, they will be able, acting together, to elect the entire Board of Directors of the Company (the "Board") and to amend the Restated Certificate and By-laws and, subject to certain limitations, effect or preclude fundamental corporate transactions involving the Company, including the acceptance or rejection of any proposals relating to an acquisition of the Company or a going private transaction. Although the Company has no present intention to issue additional shares of Class A Common Stock, the Board will have the ability to issue such shares of Class A Common Stock in the future, which would increase the voting power of the Muhlschlegel Family. See "Principal Shareholders."

     The Company's Restated Certificate authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board. Accordingly, the Board is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could materially adversely affect the voting power or other rights of the holders of the Common Stock (including those of the purchasers in the offering). Holders of the Common Stock will have no preemptive rights to subscribe for a pro rata portion of any capital stock which may be issued by the Company. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as the method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of preferred stock, there can be no assurance that the Company will not do so in the future. See "Description of Capital Stock."

     Furthermore, the Company is subject to provisions of the New Jersey Shareholders Protection Act and its Restated Certificate and By-laws contain certain corporate governance provisions that may inhibit unsolicited changes in control of the Company. First, the Restated Certificate provides for a classified Board of Directors, with directors serving for three-year terms, subject to removal only for cause and upon the vote of 80 percent of the voting power of all outstanding capital stock of the Company entitled to vote (the "Voting Power"). Second, the Restated Certificate and the By-laws do not generally permit shareholders to call, or to require that the Board of Directors call, a special meeting, and limit the business permitted to be conducted at any such special meeting. In addition, the Restated Certificate does not permit action to be taken by the shareholders of Jevic by written consent of less than all shareholders. Third, the By-laws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of shareholders of Jevic. Only those shareholder nominees who are nominated in accordance with this procedure will be eligible for election as directors of Jevic, and only such shareholder proposals may be considered at a meeting of shareholders as have been presented to Jevic in accordance with the procedure. Finally, the Restated Certificate provides that the affirmative vote of at least 80 percent of the Voting Power would be required to amend or repeal the foregoing provisions of the Restated Certificate. In addition, the By-laws provide that the amendment or repeal by shareholders of any By-laws made by the Board of Directors of Jevic would require the affirmative vote of at least 80 percent of the Voting Power. See "Description of Capital Stock - New Jersey Shareholders Protection Act" and "- Certain Provisions of Restated Certificate of Incorporation and By-laws." The existence of these provisions would be expected to have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the Common Stock.

     Labor. None of the Company's employees are currently represented by a collective bargaining unit, and management believes that relations with its employees are good. However, there can be no assurance that the Company's employees will not unionize in the future, which could increase the Company's operating costs and force it to alter its operating methods, which in turn could have a materially adverse effect on the Company's operating results. See "Business - Drivers" and "- Employees."

     Fuel. Fuel is one of the Company's largest operating expenses. Any increase in fuel taxes or fuel prices or any change in federal or state regulations which results in such an increase, to the extent not offset by freight rate increases, or any interruption in the supply of fuel, could have a materially adverse effect on the Company's operating results. The Company is a party to agreements with two fuel suppliers to purchase approximately 40% of its estimated fuel needs through March 1998 at fixed prices, which are consistent with market prices on the date of this Prospectus. To the extent of the Company's commitment to purchase fuel under these fixed-price contracts, the Company will not benefit from a reduction in the price of fuel. See "Business - Fuel Availability and Cost."

     Claims Exposure and Insurance Costs. Trucking companies, including the Company, face multiple claims for personal injury and property damage relating to accidents, cargo damage, and workers' compensation. The Company currently maintains liability insurance for bodily injury and property damage with a deductible of $20,000 and workers' compensation insurance with a deductible, in states in which a deductible is allowed, of $250,000. The Company also carries cargo and physical damage insurance with a deductible of $5,000 per occurrence. To the extent that the Company experiences a material increase in the frequency or severity of accidents or workers' compensation claims, or unfavorable developments on existing claims, the Company's operating results and financial condition could be materially adversely affected. Significant increases in the Company's claims and insurance cost, to the extent not offset by rate increases, would reduce the Company's profitability. See "Business - Safety and Risk Management."

     Growth of Business. The Company has experienced significant and rapid growth in revenues and profits in the last five years. There is no assurance that the Company's business will continue to grow in a similar fashion in the future or that the Company can effectively adapt its administrative and operational systems and accounting and financial controls to manage future growth effectively. Further, there can be no assurance that the Company's operations will not be adversely affected by future changes in and expansion of the Company's business or by changes in economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Regulation. Motor carriers are subject to regulation by various federal and state agencies, including the United States Department of Transportation ("DOT"). These regulatory authorities exercise broad powers, generally governing activities such as authorization to engage in motor carrier operations, rates and charges, operations, safety, accounting systems, financial reporting and certain mergers, consolidations and acquisitions. In the event the Company should fail to comply with applicable regulations, the Company could be subject to substantial fines or penalties and to civil or criminal liability. There is no assurance that compliance with regulations promulgated from time to time by the DOT or other regulatory bodies exercising jurisdiction over the Company will not increase the Company's operating costs, which could adversely affect the Company's results of operations. See "Business - Regulation."

     Environmental Hazards. The Company's operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of stormwater and underground fuel storage tanks. The Company's drivers are trained in the handling and transportation of hazardous substances and are required to have a hazardous materials endorsement on their drivers' licenses. If the Company should be involved in a spill or other accident involving hazardous substances, if any such substances were found on the Company's properties or if the Company were found to be in violation of applicable laws and regulations, the Company could be responsible for clean-up costs, property damage and fines or other penalties, any one of which could have a materially adverse effect on the Company. Approximately 45% of the Company's revenues from its top 200 customers in the first half of 1997 was generated from customers in the chemical industry. See "Business - Regulation."

     Dependence on Key Personnel. The success of the Company's business will continue to be dependent upon the Company's Chief Executive Officer, Harry J. Muhlschlegel, and its other senior executive officers. The loss of the services of any of the Company's key personnel could materially adversely affect the Company. The Company does not have employment contracts with, and does not intend to maintain key man life insurance on, any of its executive officers. See "Management."

     No Prior Public Market for Common Stock; Determination of Offering
Price. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop after this offering or, if developed, that such market will be sustained. The initial public offering price will be determined solely through negotiation between the Company and the Representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the offering. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price. From time to time, the stock market experiences price and volume volatility, which may affect the market price for the Common Stock for reasons unrelated to the Company's performance.

     Dilution. The current shareholders of the Company acquired their Common Stock at a cost substantially below the public offering price of the Common Stock offered hereby and, accordingly, purchasers of Common Stock in this offering will experience immediate, substantial dilution of approximately $7.96 in net tangible book value per share. See "Dilution."

     Dividend Policy; Distribution. Until immediately prior to the completion of the offering, the Company will be treated as an S Corporation under the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Company has made and, prior to that time, will make periodic distributions to its shareholders in amounts sufficient to enable the shareholders to pay income taxes on account of the Company's income. Following consummation of the offering, the Company does not anticipate declaring any further cash dividends for the foreseeable future. Immediately prior to the completion of this offering, the Company will convert from S Corporation to C Corporation status. In connection with this conversion, the Company will make distributions to its current shareholders for their remaining federal and state income tax liabilities arising from the Company's S Corporation income in 1997 through the termination date. In addition, as a result of the payment of the Distribution, the Company's retained earnings and stockholders' equity will be significantly reduced. In addition, the Company will record a one-time, non-cash charge against earnings in the third quarter of 1997, resulting from an increase in its net deferred tax liability in connection with the Company's conversion from S Corporation to C Corporation status. Had the Company recorded this additional liability on June 30, 1997, the amount of this charge would have been approximately $8.0 million. See "Prior S Corporation Status" and "Capitalization."

     Shares Eligible for Future Sale. Sales of a substantial number of shares of the Common Stock or their availability for sale in the public market following this offering may have an adverse effect on prevailing market prices for the Common Stock. Upon completion of this offering, 4,348,656 shares of Common Stock will be outstanding. All of these shares (plus up to 570,000 additional shares if the Underwriters' over-allotment option is exercised) will be freely tradeable without restriction or further registration (except by affiliates of the Company or persons voting as underwriters) under the Securities Act of 1933, as amended (the "Securities Act"). None of the 548,656 outstanding shares of Common Stock or the 6,309,544 outstanding shares of Class A Common Stock (collectively, the "Restricted Shares") may be sold until the expiration of the lock-up periods described below and thereafter unless they are registered under the Securities Act or are sold pursuant to a exemption for registration, such as the exemption provided by Rule 144 promulgated under the Securities Act. In general, Rule 144 allows a person who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed affiliates of the Company, to sell Restricted Shares commencing 90 days after completion of this offering, subject to certain volume and manner of sale restrictions.

     Upon completion of this offering there will be approximately 1,285,820 shares of Common Stock issuable upon exercise of outstanding options under the Company's employee benefit plans and an additional approximately

1,200,000 shares of Common Stock reserved for issuance under such plans. The Company intends to file registration statements on Form S-8, within one year of the date of this Prospectus, covering all such shares. The shares registered under such registration statement will be freely transferable in the open market upon the exercise of options or other stock-based awards, subject, in the case of affiliates, to the Rule 144 volume limitations.

     The Company, its executive directors and officers and current shareholders have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of BT Alex. Brown Incorporated, sell or otherwise dispose of, or agree to sell or otherwise dispose of, any shares of Common Stock or Class A Common Stock. See "Shares Eligible for Future Sale."

     Disclosure Regarding Forward-Looking Statements. This Prospectus contains forward-looking statements relating to future events or the future financial performance of the Company. Such statements may relate, but not be limited, to projections of revenues, income or loss, capital expenditures, construction or expansion of regional facilities, acquisitions, plans for growth and future operations, financing needs or plans or intentions relating to acquisitions by the Company, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such risks include, but are not limited to, the matters discussed in the foregoing paragraphs under "Risk Factors." Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 3,800,000 shares offered hereby are estimated to be approximately $45.1 million, assuming an initial public offering price of $13 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

     The Company will use approximately $18.2 million of the net proceeds to repay certain borrowings incurred to purchase revenue equipment. At June 30, 1997, these obligations had an aggregate principal balance of $19.8 million, bore interest at a weighted average annual rate of 7.4% and provided for maturity dates between October 1997 and May 2007. The Company plans to use approximately $15.0 million of the net proceeds to purchase and expand regional facilities. Of this amount, $2.0 million will be used to repay an existing mortgage obligation in connection with the acquisition of the Company's Charlotte facility from certain of its current shareholders. See "Certain Transactions." The Company will use a portion of the net proceeds to repay borrowings (estimated at $6.0 million) under the Company's line of credit incurred to fund a portion of the Distribution. The line of credit expires on June 28, 1998. At June 30, 1997, the interest rate on the line of credit was 7.0% per annum and no amounts were outstanding thereunder. See "Prior S Corporation Status."

     The balance of the net proceeds, or approximately $5.9 million, will be used for the purchase of revenue equipment, including tractors and trailers.

     Pending their use by the Company as described above, the Company intends to invest the net proceeds of the offering in short-term, investment-grade instruments.

                           PRIOR S CORPORATION STATUS

     Beginning in 1990 for Federal tax purposes, and subsequent to 1990 for certain states, the Company elected to be treated under Subchapter S (an "S Corporation") of the Internal Revenue Code of 1986. As a result, since such elections were made, the Company's income has been taxed directly to the current shareholders rather than to the Company. The Company has historically made distributions to its current shareholders from its income, primarily to fund the shareholders' income tax obligations on account of the Company's taxable income. Aggregate net cash distributions made during the three years ended December 31, 1996 and during the six months ended June 30, 1997 were approximately $4.5 million and $1.2 million, respectively.

     The Company's S Corporation status will terminate in connection with the offering, after which the Company will be required to pay Federal and state taxes on its taxable income. Subsequent to June 30, 1997, the Company will make additional distributions to its current shareholders for their remaining federal and state income tax liabilities arising from the Company's S Corporation income in 1997 through the termination date (estimated at approximately $500,000). In addition, immediately prior to the consummation of this offering, the Company will effect the Distribution, the majority of which represents the sum of such shareholders' stock basis and previously taxed, but undistributed income (including such income arising during periods prior to the time the Company became an S Corporation). A portion of the Distribution will be borrowed by the Company under its line of credit (estimated at $6.0 million) and repaid from the proceeds of this offering. The Board determined that the Distribution was reasonable and appropriate in light of the shareholders' investment in and ownership risks associated with the Company prior to the Distribution. Purchasers of shares in this offering will not receive any portion of these distributions.

     Prior to completion of the offering, the Company will enter into a Tax Indemnity Agreement with its current shareholders in order to provide that all federal (and certain state) income taxes payable on account of the income of the Company earned during the period that it was an S Corporation are borne by the current shareholders and that all such taxes on account of the income of the Company earned after such period are borne by the Company. The agreement provides for payments to be made by the shareholders to the Company (up to the amount of any tax refunds received) or by the Company to the shareholders as necessary in order to take into account any future adjustments which may take place in the Company's income taxes attributable to prior periods.

                                DIVIDEND POLICY

     Except as described above under "Prior S Corporation Status," the Company has not declared or paid any cash dividends or distributions on its capital stock. The Company currently intends to retain any future earnings to fund operations and the continued development of its business and, therefore, does not anticipate paying any cash dividends on its Common Equity in the foreseeable future. The payment of dividends is restricted by the Company's bank financing agreements. Future cash dividends, if any, will be determined by the Board of Directors, and will be based upon the Company's earnings, capital requirements, financial condition and other factors deemed relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the short-term obligations and capitalization of the Company (i) at June 30, 1997, (ii) on a pro forma basis as of June 30, 1997 giving effect to (a) additional indebtedness incurred in connection with the Charlotte Purchase, (b) bank borrowings (estimated at $6.0 million) under the Company's line of credit incurred to fund a portion of the Distribution and the payment of such Distribution and (c) an estimated $8.0 million increase in the Company's net deferred tax liability resulting from the termination of its S Corporation status, as if such termination had occurred on June 30, 1997; and (iii) pro forma as adjusted at June 30, 1997 to reflect the pro forma adjustments described in (ii) and the sale of 3,800,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13 per share and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." The information set forth below should be read in conjunction with the Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                          JUNE 30, 1997
                                                             ---------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL    PRO FORMA(2)   AS ADJUSTED(3)
                                                             -------   ------------   --------------
                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of long-term debt and capital lease          $13,493     $21,493         $ 1,870
  obligations..............................................
                                                             =======     =======         =======
Long-term debt, less current maturities....................  $36,910     $36,910         $28,752
                                                             -------     -------         -------

Shareholders' equity:
  Preferred Stock, no par value, 10,000,000 shares
     authorized; none issued and outstanding...............       --          --              --
  Common Stock, no par value, 40,000,000 shares authorized;
     no shares issued and outstanding actual and pro forma;
     3,800,000 shares issued and outstanding pro forma as
     adjusted (1)..........................................       --          --              --
  Class A Common Stock, no par value, 10,000,000 shares
     authorized; 6,858,200 shares issued and outstanding
     actual and pro forma; 6,858,200 shares issued and
     outstanding pro forma as adjusted.....................       --          --              --
  Additional paid-in capital...............................    1,128       8,528          53,670
  Retained earnings........................................   26,100          --              --
                                                             -------     -------         -------
  Total shareholders' equity...............................   27,228       8,528          53,670
                                                             -------     -------         -------
     Total capitalization..................................  $64,138     $45,438         $82,422
                                                             =======     =======         =======

------------------
(1) Excludes approximately 1,285,820 shares of Common Stock reserved for issuance upon the exercise of options which will be outstanding upon completion of this offering, which will have a weighted average exercise price of $10.59 per share, and an aggregate of approximately 1,200,000 shares of Common Stock reserved for issuance under the Company's employee benefit plans. Also excludes 548,656 shares of Common Stock issued upon conversion of Class A Common Stock after June 30, 1997. See "Management - Executive Incentive Plans" and Note 9 of "Notes to Financial Statements."

(2) Gives pro forma effect to (a) the Charlotte Purchase which results in $2.0 million of additional short-term indebtedness and a $700,000 deemed distribution to shareholders, (b) the payment of the Distribution with $4.0 million of cash and bank borrowings of $6.0 million and (c) the termination of the Company's S Corporation status resulting in a non-cash charge estimated at $8.0 million in recognition of an increase in the Company's net deferred tax liability, as if such termination had occurred on June 30, 1997.

(3) Adjusted to give effect to (a) the pro forma adjustments described in (2) above, and (b) the sale by the Company of the 3,800,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $13 per share) and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." See "Prior S Corporation Status."

                                    DILUTION

     As of June 30, 1997, the Company's net tangible book value was $27.2 million or $3.97 per share of Common Equity and its pro forma net tangible book value was $8.5 million, or $1.24 per share of Common Equity. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets minus its total liabilities after giving effect to (i) an estimated $8.0 million non-cash charge relating to the termination of the Company's S Corporation tax status, (ii) the Distribution and (iii) the Charlotte Purchase, divided by the total number of shares of Common Equity outstanding.

     After giving effect to the sale by the Company of 3,800,000 shares of Common Stock in this offering at an assumed initial public offering price of $13 per share (and after deduction of underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value as of June 30, 1997 would have been approximately $53.7 million or $5.04 per share of Common Equity. This represents an immediate increase in pro forma net tangible book value of $3.80 per share to current shareholders and an immediate dilution in net tangible book value of $7.96 per share to purchasers of Common Stock in this offering, as illustrated in the following table:


Assumed initial public offering price per share.............           $13.00
  Net tangible book value per share at June 30, 1997........   $3.97
  Decrease attributable to the Distribution.................   (1.46)
  Decrease attributable to the termination of S Corporation
     status and the Charlotte Purchase......................   (1.27)
  Increase attributable to new investors....................    3.80
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................             5.04
                                                                       ------
Dilution per share to new investors.........................           $ 7.96
                                                                       ======

     The following table sets forth, as of June 30, 1997, the number of shares of Common Equity purchased from the Company, the total consideration paid to the Company and the average price per share paid by current shareholders and by the purchasers of Common Stock in this offering (before deduction of underwriting discounts and commissions and estimated offering expenses).

                                         SHARES PURCHASED
                                         FROM THE COMPANY
                                               (1)                 TOTAL CONSIDERATION          WEIGHTED
                                       --------------------       ---------------------       AVERAGE PRICE
                                         NUMBER     PERCENT         AMOUNT      PERCENT         PER SHARE
                                         ------     -------         ------      -------       -------------
Current shareholders.................   6,858,200     64.3%       $ 1,128,000(2)    2.2%         $ 0.16
New investors........................   3,800,000     35.7         49,400,000     97.8           $13.00
                                       ----------    -----        -----------    -----
  Total..............................  10,658,200    100.0%       $50,528,000    100.0%
                                       ==========    =====        ===========    =====

------------------
(1) The current shareholders hold 6,309,544 shares of Class A Common Stock and 548,656 shares of Common Stock, and the new investors will hold Common Stock.
(2) After giving effect to the Distribution, the consideration paid by current shareholders for their Common Equity will have been repaid to them.

     Upon completion of this offering, the Company will have outstanding stock options to purchase approximately 1,285,820 shares of Common Stock at a weighted average exercise price of $10.59 per share. If all options outstanding at June 30, 1997 were exercised, the net tangible book value per share after the offering would be $5.24 per share and the dilution per share to new investors would be $7.76 per share. The Company may also issue additional shares to effect future potential business acquisitions or upon exercise of future stock option grants or equity awards which could also result in additional dilution to then existing shareholders. See "Management - Executive Compensation."

     If the over-allotment option is exercised in full, sales by the Option Shareholders in the offering will reduce the number of shares held by current shareholders to 6,288,200 or 59.0% of the Common Equity outstanding after the offering, and will increase the number of shares held by new investors to 4,370,000 or 41.0% of the Common Equity outstanding after the offering.

                     SELECTED FINANCIAL AND OPERATING DATA

     The selected income statement data for the years ended December 31, 1994, 1995 and 1996 and the selected balance sheet data as of December 31, 1995 and 1996 have been derived from the financial statements of the Company, audited by Arthur Andersen LLP, independent public accountants, included elsewhere in this Prospectus. The selected income statement data for the years ended December 31, 1992 and 1993 and the selected balance sheet data as of December 31, 1992, 1993 and 1994 have been derived from the Company's audited financial statements not included herein. The selected financial data presented below as of June 30, 1996 and 1997 and for the six-month periods then ended have been derived from the unaudited financial statements of the Company, which, in management's opinion, include all adjustments necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of results to be expected for the entire year. The information set forth below should be read in conjunction with the Company's Financial Statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                             SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                    --------------------------------------------------   ------------------
                                     1992      1993       1994       1995       1996      1996       1997
                                    -------   -------   --------   --------   --------   -------   --------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND CERTAIN OPERATING DATA)
INCOME STATEMENT DATA:
Operating revenues................  $60,296   $90,161   $119,299   $125,973   $154,799   $73,568   $ 90,417
                                    -------   -------   --------   --------   --------   -------   --------
Operating expenses:
  Salaries, wages and benefits....   30,442    46,429     58,276     67,541     81,215    39,659     46,583
  Supplies and other expenses.....   15,032    25,065     30,553     30,290     32,824    16,231     17,371
  Purchased transportation........    3,003     2,480      4,019      5,608     10,761     5,518      8,595
  Depreciation and amortization...    2,714     3,249      4,395      6,445      8,732     4,031      5,382
  Operating taxes and licenses....    4,075     6,286      7,369      7,767      8,722     4,318      4,302
  Insurance and claims............    1,720     2,792      3,141      2,612      3,325     1,772      1,975
  (Gain) loss on sale of
    equipment.....................      (60)     (164)      (191)      (340)      (170)     (127)       100
                                    -------   -------   --------   --------   --------   -------   --------
                                     56,926    86,137    107,562    119,923    145,409    71,402     84,308
                                    -------   -------   --------   --------   --------   -------   --------
    Operating income..............    3,370     4,024     11,737      6,050      9,390     2,166      6,109
  Interest expense, net...........      720     1,012      1,080      1,773      2,966     1,386      1,629
  Other income, net...............     (117)     (144)      (106)      (153)      (200)      (48)       (55)
                                    -------   -------   --------   --------   --------   -------   --------
  Income before income taxes and
    cumulative effect
    adjustment....................    2,767     3,156     10,763      4,430      6,624       828      4,535
  Income taxes (1)................      250       323        351        191        429        80        180
                                    -------   -------   --------   --------   --------   -------   --------
  Income before cumulative effect
    adjustment(1).................    2,517     2,833     10,412      4,239      6,195       748      4,355
  Cumulative effect of a change in
    accounting principle(1).......     (413)       --         --         --         --        --         --
                                    -------   -------   --------   --------   --------   -------   --------
  Net income(1)...................  $ 2,104   $ 2,833   $ 10,412   $  4,239   $  6,195   $   748   $  4,355
                                    =======   =======   ========   ========   ========   =======   ========
  Pro forma data:
    Net income (1)................                                            $  3,849   $   481   $  2,647
                                                                              ========   =======   ========
    Net income per share (1)......                                            $   0.49   $  0.06   $   0.34
                                                                              ========   =======   ========
    Shares used in computing net
      income per share(1).........                                               7,843     7,843      7,843
                                                                              ========   =======   ========
    Supplemental pro forma net
      income per share(2).........                                            $   0.46   $  0.07   $   0.32
                                                                              ========   =======   ========

OPERATING DATA:
Total shipments (000s)............      155       269        370        453        586       284        329
Total miles (000s)................   38,842    57,924     65,855     65,599     75,795    36,288     42,873
Average operating revenue:
  Per mile........................  $  1.55   $  1.56   $   1.81   $   1.92   $   2.04   $  2.03   $   2.11
  Per tractor per week............  $ 3,084   $ 3,085   $  3,553   $  3,539   $  3,764   $ 3,705   $  3,772
Number of tractors at end of
  period:
  Company.........................      450       626        685        740        776       777        853
  Owner-operator..................       --        --         --         --         63        15        105

                                                       DECEMBER 31,                        JUNE 30, 1997
                                    --------------------------------------------------   ------------------
                                                                                                     PRO
                                     1992      1993       1994       1995       1996     ACTUAL    FORMA(3)
                                    -------   -------   --------   --------   --------   -------   --------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit).........  $   190   $  (188)  $  1,336   $ (2,727)  $ (5,917)  $(3,342)  $(13,728)
Property and equipment, net.......   13,781    20,541     31,204     46,958     58,967    67,426     68,726
Total assets......................   22,426    32,943     49,037     66,427     82,355    96,047     94,961
Long-term debt, less current
  maturities......................    7,267    11,965     14,554     25,734     28,855    36,910     36,910
Shareholders' equity..............    6,436     8,246     17,702     18,236     24,071    27,228      8,528

------------------
(1) For all periods presented, the Company was an S Corporation and, accordingly, was not subject to corporate income taxes, except for certain states during certain periods. Pro forma data assumes (a) the Charlotte Purchase occurred on January 1, 1996, which would have resulted in additional annual depreciation and interest expense of $70,000 and $190,000, respectively, and a reduction in annual rent expense of $260,000 and (b) the Company was subject to corporate income taxes for all periods presented, based on the tax laws in effect during the periods. Pro forma net income per share includes that number of shares that would be required to be sold (at an assumed initial public offering price of $13 per share, less underwriting discounts and commissions and estimated offering expenses) to fund the Distribution. See "Prior S Corporation Status" and "Note 2 of Notes to Financial Statements."

(2) Supplemental pro forma net income per share is calculated by dividing pro forma net income (adjusted for the pro forma reduction in interest expense that specifically corresponds to the repaid indebtedness discussed in (a) and (b) below) by the number of shares used in (1) above plus the estimated number of shares that would be required to be sold (at an assumed initial public offering price of $13 per share, less underwriting discounts and commissions and estimated offering expenses) to (a) repay bank mortgage indebtedness of $2.0 million in connection with the Charlotte Purchase and
    (b) repay approximately $18.2 million of other indebtedness. See "Use of Proceeds," and "Certain Transactions."

(3) Gives pro forma effect to (a) the Charlotte Purchase, which results in a $1.3 million increase in property and equipment, a $2.0 million increase in short-term indebtedness and a $700,000 deemed distribution to shareholders,
    (b) the payment of the Distribution with $4.0 million of cash and bank borrowings of $6.0 million and (c) the termination of the Company's S Corporation status resulting in a non-cash charge estimated at $8.0 million, in recognition of an increase in the Company's net deferred tax liability, as if such termination had occurred on June 30, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Jevic was founded in 1981, after the deregulation of the trucking industry, and has developed an operating system which combines the high revenue yield characteristics of a typical LTL carrier with the operating flexibility and low fixed costs of a truckload carrier. Most other motor carriers have continued to specialize as either truckload, moving one shipment at a time, or as less-than-truckload, moving multiple small shipments through networks of up to 500 terminals.

     The Company's system uses a small number of regional facilities which serve as origination points for consolidation of both small and large shipments. The shipments are then loaded onto line-haul trailers in a sequence which permits direct unloading at each shipment's destination, eliminating the need to rehandle individual shipments at one or more breakbulk terminals. Management focuses on adjusting freight mix to maximize asset utilization. The Company maintains a high percentage of variable costs in order to minimize the impact of short term swings in demand.

     Because of the distinct nature of Jevic's operating system, the Company believes that profitability measures and expense ratios traditionally used to evaluate truckload or less-than-truckload carriers are not meaningful. Jevic's results of operations for the last three years were impacted by several factors. Jevic has been increasing the percentage of its shipments transported by owner-operators, who supply their own tractor and bear all associated expenses in return for a contracted rate. As a result, purchased transportation has increased as a percentage of operating revenues, offset by a reduction, as a percentage of operating revenues, of drivers' salaries, wages and benefits, depreciation, fuel (and other supplies and operating expenses) and operating taxes and licenses. A portion of the increase in owner-operator transportation results from the Company replacing outside line-haul purchased transportation with less costly owner-operators. Additionally, Jevic has shifted from a policy of leasing tractors to purchasing them. As a result, depreciation and interest expense has increased as a percentage of operating revenues while lease expense, which is included in supplies and other expenses, has decreased. Finally, results for 1994 were unusually impacted by the surge in freight that was diverted to carriers, like Jevic, that did not have work forces represented by the Teamsters during the trucking strike that took place in April and May.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of operating revenues represented by certain items in the Company's statements of income:

                                                                    SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,           JUNE 30,
                                    ----------------------------   -------------------
           DESCRIPTION               1994      1995       1996       1996       1997
           -----------              -------   -------   --------   --------   --------
Operating revenues................    100.0%    100.0%     100.0%     100.0%     100.0%
                                    -------   -------   --------   --------   --------
Operating expenses:
     Salaries, wages and
       benefits...................     48.8      53.6       52.5       53.9       51.5
     Supplies and other
       expenses...................     25.6      24.0       21.2       22.1       19.2
     Purchased transportation.....      3.4       4.5        7.0        7.5        9.5
     Depreciation and
       amortization...............      3.7       5.1        5.6        5.5        6.0
     Operating taxes and
       licenses...................      6.2       6.2        5.6        5.9        4.8
     Insurance and claims.........      2.6       2.1        2.1        2.4        2.2
     (Gain) loss on sale of
       equipment..................     (0.2)     (0.3)      (0.1)      (0.2)       0.1
                                    -------   -------   --------   --------   --------
                                       90.1      95.2       93.9       97.1       93.3
                                    -------   -------   --------   --------   --------
Operating income..................      9.9       4.8        6.1        2.9        6.7
Interest expense, net.............      0.9       1.4        1.9        1.9        1.8
Other income, net.................     (0.1)     (0.1)      (0.1)      (0.1)      (0.1)
                                    -------   -------   --------   --------   --------
Income before income taxes........      9.1%      3.5%       4.3%       1.1%       5.0%
                                    =======   =======   ========   ========   ========

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

Operating Revenues

     Operating revenues increased 22.8% for the six months ended June 30, 1997 to $90.4 million from $73.6 million for the comparable period of 1996. The increase resulted primarily from a 15.8% increase in total shipments, due to increased volume from existing customers and, to a lesser extent, the addition of new customers. The Company's average tractor fleet grew 20.7% in the first half of 1997 compared to the first half of 1996, and average revenues per tractor per week increased slightly to $3,772 during the six months ended June 30, 1997 from $3,705 during the six months ended June 30, 1996.

Operating Expenses

     Operating expenses increased 18.1% to $84.3 million for the six months ended June 30, 1997 from $71.4 million for the comparable period of 1996. As a percentage of operating revenues, operating expenses decreased to 93.3% for the six months ended June 30, 1997 from 97.1% for the comparable period of 1996. The increase in operating expenses is primarily due to increased revenues, as the majority of the Company's operating expenses are variable in nature. The percentage decrease was primarily due to a difficult freight market and adverse weather conditions in early 1996, which caused lower tractor utilization during the six months ended June 30, 1996. In addition, in 1997, driver wages, equipment rent and outside line-haul and local transportation expense as a percentage of operating revenues decreased due to the increased use of owner-operators. Increased tractor utilization in 1997, due primarily to the increased use of owner-operators, resulted in increased revenues per mile, and led to overall operating efficiencies.

     Salaries, wages and benefits increased 17.4% to $46.6 million for the six months ended June 30, 1997 from $39.7 million for the comparable period of 1996. As a percentage of operating revenues, salaries, wages and benefits decreased to 51.5% for the six months ended June 30, 1997 from 53.9% for the comparable period of 1996. This percentage decrease was primarily due to the Company's increased use of owner-operators in 1997.

     Supplies and other expenses, which primarily consist of operating leases, fuel, tolls, tires, parts and bad debt expense, increased 7.4% to $17.4 million for the six months ended June 30, 1997 from $16.2 million for the comparable period of 1996. As a percentage of operating revenues, supplies and other expenses decreased to 19.2% for the six months ended June 30, 1997 from 22.1% for the comparable period of 1996. This percentage decrease was primarily due to the Company's continuing shift toward the purchase of revenue equipment financed with debt rather than leasing such equipment under operating leases, and, to a lesser extent, the Company's increased use of owner-operators in 1997.

     Purchased transportation increased 56.4% to $8.6 million for the six months ended June 30, 1997 from $5.5 million for the comparable period of 1996. As a percentage of operating revenues, purchased transportation increased to 9.5% for the six months ended June 30, 1997 from 7.5% for the comparable period of 1996. The increase was primarily due to the increased use of owner-operators to supplement the Company's fleet and to substitute for higher cost, outside line-haul transportation. This increase was partially offset by a decrease in the use of outside local cartage in the Midwest, as the Company increased its local fleet in that region in 1997. As a percentage of total purchased transportation expense, owner-operator expense increased to 59.0% for the six months ended June 30, 1997 from 4.8% for the comparable period of 1996.

     Depreciation and amortization expense increased 35.0% to $5.4 million for the six months ended June 30, 1997 from $4.0 million for the comparable period of 1996. As a percentage of operating revenues, depreciation and amortization expense increased to 6.0% for the six months ended June 30, 1997, from 5.5% for the comparable period of 1996. The increase was primarily attributable to the Company's continuing shift toward the purchase of additional and replacement revenue equipment financed with debt rather than leasing such equipment under operating leases.

     Operating taxes and licenses were flat at $4.3 million. As a percentage of operating revenues, operating taxes and licenses decreased to 4.8% for the six months ended June 30, 1997 from 5.9% for the comparable period of 1996. This percentage decrease was primarily attributable to a decrease in fuel taxes due to the Company's increased use of owner-operators, who pay for their own taxes and licenses.

     Insurance and claims increased 11.1% to $2.0 million for the six months ended June 30, 1997 from $1.8 million for the comparable period of 1996. As a percentage of operating revenues, insurance and claims decreased to 2.2% for the six months ended June 30, 1997 from 2.4% for the comparable period of 1996. This percentage decrease was primarily due to auto liability insurance being based upon miles rather than revenues and the Company experiencing efficiencies through the increase in revenues per mile during the first six months of 1997.

Interest Expense

     Interest expense increased 14.3% to $1.6 million for the six months ended June 30, 1997 from $1.4 million for the comparable period of 1996. As a percentage of operating revenues, interest expense was relatively flat between periods at 1.8% for the six months ended June 30, 1997 and 1.9% for the comparable period of 1996. Increased debt levels in 1997, resulting from the increase in owned rather than leased equipment, were partially offset by lower average interest rates.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

Operating Revenues

     Operating revenues increased 22.9% in 1996 to $154.8 million from $126.0 million in 1995. The increase resulted from a 29.5% growth in total shipments. The Company's average tractor fleet grew 15.6% in 1996, and improved utilization led to an increase in revenue per tractor per week of 6.4% in 1996 to $3,764 from $3,539 in 1995.

Operating Expenses

     Operating expenses increased 21.3% to $145.4 million in 1996 from $119.9 million in 1995. Operating expenses as a percentage of operating revenues decreased to 93.9% in 1996 from 95.2% in 1995. The increase in operating expenses is primarily due to increased revenues, as the majority of the Company's operating expenses are variable in nature. The percentage decrease was primarily the result of decreased equipment rent in 1996, partially offset by increased purchased transportation expense. Increased tractor utilization, which resulted in increased revenues per mile, also contributed to the overall decrease in operating ratio in 1996 compared to 1995.

     Salaries, wages and benefits increased 20.3% to $81.2 million in 1996 from $67.5 million in 1995. As a percentage of operating revenues, salaries, wages and benefits decreased to 52.5% in 1996 from 53.6% in 1995. This percentage decrease was primarily due to a decrease in medical insurance expense resulting from decreased claims and increased employee co-pay percentages. As a percentage of operating revenues, non-driver wages increased due to the addition of new staff and management positions in 1996. This increase was offset by a decrease in driver wages as a percentage of operating revenues, resulting from the use of owner-operators, which commenced in 1996.

     Supplies and other expenses increased 8.3% to $32.8 million in 1996 from $30.3 million in 1995. As a percentage of operating revenues, supplies and other expenses decreased to 21.2% in 1996 from 24.0% in 1995. This percentage decrease was primarily due to the Company's shift toward the purchase of revenue equipment financed with debt rather than leasing such equipment under operating leases, and, to a lesser extent, the Company's use of owner-operators in 1996. The decrease was partially offset by an increase in bad debt expense as a percent of operating revenues from 0.1% in 1995 to 0.4% in 1996. The bad debt expense recognized in 1995 was unusually low due to a higher rate of collection of past due accounts than the Company historically experienced.

     Purchased transportation increased 92.9% to $10.8 million in 1996 from $5.6 million in 1995. As a percentage of operating revenues, purchased transportation increased to 7.0% in 1996 from 4.5% in 1995. The increase was due to using more outside line-haul transportation and more local cartage transportation for fleet support in the Midwest. In addition, inefficiencies resulting from a difficult freight market and adverse weather conditions in early 1996 were only partially offset by the Company's decision to use owner-operators that year. As a percentage of total purchased transportation expense, owner-operator expense was 21.5% in 1996.

     Depreciation and amortization expense increased 35.9% to $8.7 million in 1996 from $6.4 million in 1995. As a percentage of operating revenues, depreciation and amortization expense increased to 5.6% in 1996 from 5.1% in 1995. The increase was primarily attributed to the Company's continuing shift toward the purchase of additional and replacement revenue equipment with debt financing rather than leasing such equipment under operating leases.

     Operating taxes and licenses increased 11.5% to $8.7 million in 1996 from $7.8 million in 1995. As a percentage of operating revenues, operating taxes and licenses decreased to 5.6% in 1996 from 6.2% in 1995. This percentage decrease was primarily attributed to the use of owner-operators in 1996.

     Insurance and claims increased 26.9% to $3.3 million in 1996 from $2.6 million in 1995. As a percentage of operating revenues, insurance and claims remained flat at 2.1%. Higher cargo losses due to the adverse weather conditions in early 1996 were partially offset by decreased insurance premiums later in 1996.

Interest Expense

     Interest expense increased 66.7% to $3.0 million in 1996 from $1.8 million in 1995. As a percentage of operating revenues, interest expense increased to 1.9% in 1996 from 1.4% in 1995. The increase was due to increased debt levels in 1996 resulting primarily from revenue equipment purchases being financed with debt rather than operating leases, partially offset by slightly lower average interest rates in 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

Operating Revenues

     Operating revenues increased 5.6% in 1995 to $126.0 million from $119.3 million in 1994. The modest nature of the increase in 1995 operating revenues is attributable to increased 1994 operating revenues resulting from a short term surge in business during the 1994 Teamsters strike, coupled with a reduction in the national economic growth rate during the second half of 1995. The Company's average tractor fleet grew 6.0% in 1995, while revenue per tractor per week remained relatively constant at $3,539 in 1995 and $3,553 in 1994.

Operating Expenses

     Operating expenses increased 11.4% to $119.9 million in 1995 from $107.6 million in 1994. As a percentage of operating revenues, operating expenses increased to 95.2% in 1995 from 90.1% in 1994. The increase in operating expenses is primarily due to increased revenues, as the majority of the Company's operating expenses are variable in nature. The percentage increase represented the return to a more normal expense ratio from the unusually high profit margins experienced in 1994 as a result of the 1994 Teamsters strike.

     Salaries, wages and benefits increased 15.8% to $67.5 million in 1995 from $58.3 million in 1994. As a percentage of operating revenues, salaries, wages and benefits increased to 53.6% in 1995 from 48.8% in 1994. The increase was primarily due to the Company's decision to add personnel in sales, information technology and administrative positions to support the Company's growth plans. The increase was partially offset by a decrease in driver wages resulting from the Company's increased use of purchased transportation in 1995.

     Supplies and other expenses were relatively flat at $30.3 million in 1995 and $30.6 million in 1994. As a percentage of operating revenues, supplies and other expenses decreased to 24.0% in 1995 from 25.6% in 1994. The decrease was primarily due to the Company's shift in 1995 toward the purchase of revenue equipment financed with debt rather than leasing such equipment under operating leases and to a lesser extent a decrease in bad debt expense as a percentage of operating revenues, to 0.1% in 1995 from 0.6% in 1994. The decrease in bad debt expense was due to a higher rate of collection of past due accounts than the Company historically experienced.

     Purchased transportation increased 40.0% to $5.6 million in 1995 from $4.0 million in 1994. As a percentage of operating revenues, purchased transportation increased to 4.5% in 1995 from 3.4% in 1994. The increase was due to the Company's decision to use outside carriers in 1995 to supplement the Company's existing fleet, rather than acquiring revenue equipment during a period when slow economic growth was being widely forecast.

     Depreciation and amortization expense increased 45.5% to $6.4 million in 1995 from $4.4 million in 1994. As a percentage of operating revenues, depreciation and amortization increased to 5.1% in 1995 from 3.7% in 1994. The increase was primarily attributable to the Company's purchases of new revenue equipment to replace the aging portion of its fleet.

     Operating taxes and licenses increased slightly to $7.8 million in 1995 from $7.4 million in 1994. As a percentage of operating revenues, operating taxes and licenses remained flat at 6.2% as revenues per tractor per week was consistent between years.

     Insurance and claims decreased 16.1% to $2.6 million in 1995 from $3.1 million in 1994. As a percentage of operating revenues, insurance and claims decreased to 2.1% in 1995 from 2.6% in 1994. The decrease was due to reductions in auto liability insurance premiums as a result of favorable loss experience.

Interest Expense

     Interest expense increased 63.6% to $1.8 million in 1995 from $1.1 million in 1994. As a percentage of operating revenues, interest expense increased to 1.4% in 1995 from 0.9% in 1994. The increase was primarily due to increased debt levels in 1995 resulting from replacement revenue equipment purchases being financed principally with debt, in addition to higher average interest rates in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity have been funds provided by operations, capital and operating equipment leases and bank borrowings. Net cash provided by operating activities was approximately $13.7 million, $11.8 million, $15.5 million and $6.7 million in 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively. Net cash provided by operating activities is primarily attributable to the Company's income before depreciation and amortization expense. Operating cash flows during the six months ended June 30, 1996 and 1997 were lower than income before depreciation and amortization expense for the periods due to the timing of certain payments, resulting in increased prepaid expenses and decreased accounts payable.

     Capital expenditures, net of trade-in allowances, totaled approximately $14.6 million, $17.7 million, $20.7 million and $14.2 million during 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively. The majority of the Company's capital expenditures are financed with long-term debt or capital leases. The 1994 capital expenditures of $14.6 million were comprised of $11.4 million of revenue equipment, $1.4 million of facilities and $1.8 million of other equipment. In 1995, the $17.7 million of capital expenditures were comprised of $7.2 million of revenue equipment, $7.4 million of facilities and $3.1 million of other equipment. Of the $20.7 million of capital expenditures in 1996, $17.2 million represented revenue equipment, $1.5 million represented facilities and $2.0 million represented other equipment. For the six months ended June 30, 1997, the $14.2 million of capital expenditures were comprised of $12.2 million of revenue equipment, $700,000 of facilities and $1.3 million of other equipment.

     The Company has budgeted for total capital expenditures of $13.0 million for the second half of 1997 and $24.0 million in 1998. The Company's capital budget includes $4.0 million to purchase new tractors and $5.0 million to purchase new trailers in the second half of 1997 and $5.0 million to purchase new tractors and $5.0 million to purchase new trailers in 1998. In addition, the Company plans to spend approximately $4.0 million on real estate projects in the second half of 1997 and an additional $11.0 million on such projects in 1998. Projects planned for the second half of 1997 include the Charlotte Purchase, the purchase of land on which to construct a new regional facility in metropolitan Boston and expenditures for certain improvements to the Company's headquarters building. Projects planned for 1998 include the construction of a Boston facility and the purchase of land for and construction of a new regional facility in metropolitan Chicago. The Company also plans to purchase $3.0 million of other equipment, primarily technology, during 1998. A portion of the net proceeds of the offering, combined with cash flow from operations, will be used to fund the Company's planned capital expenditures.

     The Company generally purchases new line-haul tractors and replaces them after three years. Regional and local tractors are generally replaced after five years, depending on levels of use. The Company generated cash proceeds from sales of used tractors of $750,000, $742,000, $108,000 and $241,000, in 1994,
1995 and 1996 and the six months ended June 30, 1997, respectively. Most of the Company's tractors are covered by agreements under which the Company has the right to resell the tractors to the vendor at a defined price. There is no assurance that the Company will be able to generate consistent cash proceeds on sales of used tractors or obtain favorable trade-in terms in the future.

     Net cash provided by financing activities was approximately $2.3 million, $3.7 million, $6.3 million and $9.7 million in 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively. At June 30, 1997, total borrowings under long-term debt totaled $49.5 million, maturing through 2007, and obligations relating to operating leases totaled $8.3 million through 2001, of which $1.2 million related to facility leases with the current shareholders.

     Net distributions to current shareholders, primarily related to income taxes on the Company's S Corporation income, were $956,000, $3.8 million and $1.2 million in 1994 and 1995 and in the first six months of 1997, respectively. In 1996, the shareholders made net contributions to the Company of $390,000, primarily related to excess tax distributions made by the Company in 1995. Subsequent to June 30, 1997, the Company will effect the Distribution and will make a distribution to its current shareholders for their remaining 1997 Federal and state S Corporation tax liabilities, estimated at $500,000 as of June 30, 1997. The Board determined that the Distribution was reasonable and appropriate in light of the shareholders' investment in and ownership risks associated with the Company prior to the Distribution. See "Use of Proceeds" and "Prior S Corporation Status."

     Jevic is a party to a $25 million credit facility with CoreStates Bank, N.A. The credit facility includes a $7 million working capital revolving line of credit, with borrowings limited to 80% of the Company's eligible accounts receivable, and an $18 million term loan facility used to purchase or refinance revenue equipment. At June 30, 1997, there was $13.4 million outstanding under the credit facility, of which $200,000 represented outstanding standby letters of credit and the remainder of which was outstanding under the term loan facility. The term loans are secured by a first priority, perfected security interest in the revenue equipment purchased or refinanced. The rate of interest on both the term loans and the revolving credit loans is, at the Company's election, either the Bank's prime rate, a rate based on the London Interbank Offered Rate (LIBOR) or a fixed rate quoted by the Bank to Jevic on the date of a borrowing. The revolving line of credit expires in June 1999. Term loans outstanding under the facility vary as to their maturity (from five to eight years from the date of each loan) depending on the type of revenue equipment financed. The maturities of the Company's term loans range from July 2000 to November 2004. The credit facility contains covenants made by the Company which restrict its ability to make business acquisitions and pay dividends on its capital stock, including the Common Stock, among other things. The Company intends to borrow an amount under the revolving line of credit (estimated at $6.0 million) prior to the offering to fund a portion of the Distribution, with the balance of the Distribution to be paid from the Company's available cash. See "Use of Proceeds" and "Prior S Corporation Status."

     Jevic Transportation Services, Inc. ("JTS"), a freight brokerage company owned by the Muhlschlegels, is expected to be merged into the Company after the offering. JTS had gross revenues of approximately $1.0 million for 1996 and $1.2 million for the six months ended June 30, 1997. JTS had net income of approximately $34,000 for 1996 and $57,000 for the six months ended June 30, 1997. The Muhlschlegels will receive $125,000 from the Company in exchange for their JTS stock in the merger, which is equal to their capital investment in JTS. The merger will be accounted for as a combination of companies under common control.

     The Company believes that the net proceeds from the offering, funds generated from operations and available borrowings under its current or future credit facilities will be sufficient to fund the Company's activities at least through 1998. See "Use of Proceeds" and "Capitalization."

     While the Company intends to selectively pursue acquisitions of companies that are complementary with its operations, the Company currently does not have any commitments or agreements for any business acquisition and is not in active negotiations regarding any such acquisition.

INFLATION

     The Company does not believe that inflation has had a material impact on its results of operations for the past three years.

SEASONALITY

     In the trucking industry, revenues generally follow a seasonal pattern as customers reduce shipments during and after the winter holiday season. In addition, highway transportation can be adversely affected depending upon the severity of the weather in various sections of the country during the winter months. The Company's operating expenses have historically been higher in winter months, due primarily to decreased fuel efficiency and increased maintenance costs for revenue equipment in colder weather. Accordingly, the Company's results of operations may fluctuate to reflect such seasonality.

                               INDUSTRY OVERVIEW

     The trucking portion of the transportation industry is estimated at $350 billion, of which LTL and truckload carriers account for an estimated $80 billion. The trucking industry is highly fragmented and consists of over 360,000 carriers. Motor carriers historically have been classified as either truckload or LTL based on the size of shipment and the manner in which they charge their customers. Most carriers classified as truckload carriers specialize in handling shipments weighing 20,000 lbs. or more and charge a flat rate per mile regardless of how full the trailer is. Truckload carrier systems typically utilize a driver and a trailer picking up a full load at the shipper's dock, delivering the shipment to its destination and traveling to the next shipper to pick up another load. Since truckload carriers are able to deliver freight from point to point and do not operate with the hub and spoke systems used by typical LTL carriers, they have lower fixed costs. The absence of a network of breakbulk terminals, through which all freight is channeled, and destination terminals, from which shipments are reloaded for final delivery to their destinations, provides Jevic with greater operating flexibility than most LTL carriers.

     Less-than-truckload carriers have traditionally handled large numbers of small shipments, approximately 1,300 pounds on average, for multiple shippers and multiple consignees on a scheduled basis through a series of hub and spoke terminals. Although this method has historically been successful in keeping trucks full, it has the drawback of requiring both multiple cargo rehandlings, which are expensive, and a fixed network of pickup, breakbulk and destination terminals, which is capital intensive, requires a large staff of freight handlers and lacks operating flexibility. At each breakbulk terminal, freight is unloaded and reloaded with other freight destined for locations in the same general direction of another breakbulk terminal, where the truck is sent for further unloading and loading, until the freight arrives at a destination terminal located nearest the region of the consignee. At the destination terminal, freight is then loaded onto a local truck for final delivery. In addition to contributing to high fixed costs, the operation of a network of breakbulk terminals increases transit times and the likelihood of cargo damage. Although some LTL carriers have recently sought to reduce the number of their breakbulk facilities, the Company believes that the use of the breakbulk system will continue to be the standard operating method of most LTL carriers. LTL carriers typically base their rates on the weight of the shipment and the distance shipped. Because of the ability of LTL carriers to transport and charge for multiple shipments in a single trailer, LTL carriers generally have a higher revenue yield, measured in terms of revenue per ton, than truckload carriers.

     In the early 1980s, federal regulations were eliminated or amended to enable motor carriers to serve customers, transport shipments and set rate structures without significant restriction. Since deregulation, carriers have grappled with issues similar to those which other deregulated industries have faced, including intense price competition, consolidation due to industry over-capacity, lack of knowledge of costs, high fixed costs of inefficient operations, and rigid work rules. Notwithstanding deregulation, most carriers have continued to focus their business and price their services as either truckload carriers or LTL carriers.

     Traditional truckload and LTL carriers can efficiently handle freight that is compatible with their respective operating systems but typically do not have the flexibility to accommodate a wide range of shipment size, length of haul and delivery options. As many businesses have focused on quality improvement, reduced order cycle times, just-in-time inventory management, and regional assembly and distribution methods, the need for high quality and flexible service providers in the trucking portion of the transportation industry has increased. Additionally, companies are streamlining administrative functions and creating efficiencies by reducing the number of preferred motor carrier vendors or "core carriers," which eliminates administrative duplication and helps create strategic shipper advantages by working with a core carrier on solutions to mutual problems. This trend toward the use of fewer carriers offers significant growth opportunities for Jevic because of its ability to provide a full array of services, its financial stability and its critical mass to support high equipment utilization, commitment to quality service and technological capabilities.

     Jevic's Breakbulk-Free operating system combines the operating flexibility of typical truckload carriers with the ability to service multiple smaller shipments, previously the principal domain of the typical LTL carriers. The benefits of avoiding breakbulks are a higher level of service to the shipper, particularly improved speed of delivery and reduced cargo damage caused by rehandling. Jevic's rates are based on a combination of the weight of the shipment and the length of haul. The benefits to Jevic are the potential for market share growth, the ability to generate a higher revenue yield as compared to standard truckload carriers and reduced fixed costs as compared to standard LTL carriers.

                                    BUSINESS

OVERVIEW

     Jevic is a motor carrier that combines the high revenue yield characteristics of a typical LTL carrier with the operating flexibility and low fixed costs of a truckload carrier. Jevic utilizes a simplified in-route delivery system in which over 70% of the Company's shipments are delivered to their destinations directly from line-haul trailers, eliminating the need for an expensive network of labor-intensive breakbulk terminals, which most LTL carriers use to distribute shipments. Jevic's revenue per terminal for 1996 was approximately $31.0 million. The Company serves shippers throughout the eastern half of the United States and in selected markets in the remainder of the continental United States and Canada through its origination facilities located in the metropolitan areas of Atlanta, Boston, Charlotte, Chicago, Houston and Philadelphia. From 1992 to 1996, the Company's operating revenues and operating income grew at compound annual rates of 26.6% and 29.2%, respectively.

     Jevic began operations as a motor carrier in 1983, soon after deregulation of the trucking industry. Regulation had caused trucking industry participants to develop as either truckload carriers or as terminal-based LTL carriers. Following deregulation, most carriers continue to focus their operations and price their services as either truckload carriers or LTL carriers. Traditional truckload and LTL carriers can efficiently handle freight that is compatible with their respective operating systems but typically do not have the flexibility to accomodate a wide range of shipment size, length of haul and delivery options. Jevic developed its Breakbulk-Free operating system to provide the capabilities of both truckload and LTL service without the inherent infrastructure requirements and operational limitations of truckload and LTL carriers.


     Jevic's Breakbulk-Free system utilizes a simplified network of terminals, which serve as regional origination points for initial consolidation of freight on a trailer. The Company strategically combines smaller shipments (typically handled by LTL carriers) with larger shipments (typically handled by truckload carriers) in a sequence which permits direct unloading at each shipment's destination, with no need to rehandle individual shipments at one or more breakbulk terminals. Typical LTL carriers have to reload shipments into local trucks for final delivery, whereas, in most cases, Jevic's operating system avoids further rehandling at the destination facility. This generally results in less damage to freight and faster transit times for less than full truckload shipments. Jevic's flexible operating system minimizes rehandling of freight and provides a broad range of transportation services.


MARKETING STRATEGY

     Jevic targets prospective customers whose logistics needs are not being met, develops solutions for those needs and offers a broad range of transportation services.

     o Offer Logistics-Based Solutions. The Company utilizes a consultative approach to develop customized logistics-based solutions to meet its customers' transportation and distribution needs. These solutions are designed to reduce the customer's transportation costs, inventory carrying costs, handling costs, loss and damage claims and information processing costs. The Company's customer-focused approach, in which Jevic provides information and problem-solving as well as transportation, helps expand its customer base and forge long-term customer relationships.

     o Offer a Broad Range of Differentiated Services. By creating a "one-stop-shop" and offering a broad range of transportation services, the Company seeks to become its customers' core carrier. Jevic offers its customers a wide range of shipment size, length of haul and delivery options as well as heated service. By increasing the number of shipments from existing customers, the Company achieves operating efficiencies through higher pick-up and lane density, improved terminal utilization and reduced administrative duplication. As examples, (i) Jevic offers regional service with delivery not just overnight, but before noon so that the shipment can be used in the manufacturing process on the day it is delivered, and (ii) uses insulated trailers with fully integrated heaters to provide heated service for freight that can be damaged by cold weather. The Company offers other specialized services such as partial truckload service, next day service for shipments transported up to 500 miles and interregional service along key lanes.

     o Focus on Customer Selectivity. The Company targets customers based on disciplined sales criteria designed to identify shippers whose service requirements drive the carrier selection process. This approach has generated significant incremental business in service-sensitive industries, such as the chemical industry, which accounted for approximately 45% of the Company's operating revenues from its top 200 customers in the first half of 1997.

     o Solicit Optimal Mix of Shipment Sizes. Jevic selectively solicits business from its customers in order to load trailers strategically by integrating larger shipments with smaller shipments and thereby optimizes revenue yields and asset utilization. The Company also integrates regional and interregional shipments in a single trailer in order to increase freight density, which improves asset utilization.

OPERATING STRATEGY

     Jevic seeks to maximize its results of operations by providing flexible and timely service.

     o Utilize Breakbulk-Free System. Jevic sequences multiple deliveries from a single trailer, eliminating the need for a network of breakbulk terminals and, in most cases, destination terminals, at which typical LTL carriers unload and reload shipments for final delivery. As a result, the Company reduces transit times and freight damage, while avoiding the infrastructure and labor costs associated with a large breakbulk terminal network.

     o Utilize Technology to Improve Productivity and Customer Service. The Company utilizes technology to improve its customer service and to increase productivity. The Company's tractors are equipped with state-of-the-art QUALCOMM OmniTRACS satellite tracking units to provide real-time customer information and increase fleet utilization. Jevic uses its EDI system to improve customer communications and reduce administrative costs. In 1998, the Company plans to implement a new bar coding system which is designed to enhance the Company's freight tracking capability, reduce cargo claims and improve operational efficiency.

     o Increase Utilization of Owner-Operator Drivers. Jevic has recently expanded its driver force through the addition of owner-operators, who supply their own tractor and bear all associated expenses in return for a contracted rate. The Company intends to increase its utilization of owner-operator drivers in order to reduce capital expenditure requirements, improve return on equity, reduce direct exposure to fuel price fluctuations and provide access to an additional pool of drivers.

     o Maintain a Positive Workforce Environment. Through stringent driver selection criteria, a favorable wage and benefit structure and a positive working environment, the Company minimizes driver turnover, maintains a high level of employee satisfaction and motivates employees to provide high quality service. The Company's annual driver turnover rate was 20.1% in 1996. Among drivers who have worked for Jevic for more than one year, the turnover rate through June 30, 1997 was 5.5%. None of Jevic's employees, including drivers, is represented by a collective bargaining unit.

GROWTH STRATEGY

     The Company seeks sustainable growth by increasing the amount of business generated by existing customers, acquiring new customers within existing regions and expanding into new regions.

     In response to customer demand, Jevic initiates service to a new region by introducing high-yield inbound LTL service to its existing customer base, delivering in-route from line-haul trailers, consistent with the Company's operating strategy. Until a sufficient volume of inbound business is generated, the Company avoids the up-front capital costs of building or purchasing a new facility by soliciting lower-yielding truckload shipments for the backhaul to return the equipment to one of the Company's existing facilities. This results in increased asset utilization and reduced empty miles. Once the Company opens a new facility, it serves as a consolidation point for a wide range of higher yielding shipments originating in the region, replacing the lower yielding truckload shipments. The Company most recently employed these techniques in opening its Houston facility in June 1997.

     By providing a broad range of services, Jevic has the ability to build volume rapidly in targeted geographic areas. The Company's growth plans include constructing new, substantially larger facilities in metropolitan Boston and Chicago, adding selected regional facilities in new regions and adding new points served in route when supported by customer demand. Jevic also intends to selectively pursue acquisitions of companies that are complementary with the Company's operations.

SERVICE

     Jevic seeks to customize its service offerings to meet its customers' evolving requirements for greater speed and reliability. By regularly expanding the services it provides, the Company increases the types of shipments it can efficiently handle from existing customers and is able to attract and serve new customers.


     Fast Delivery Times. The Company provides next day and, in many cases, next morning service along regional lanes of up to 500 miles. As an example, Jevic offers freight delivery from metropolitan Philadelphia to metropolitan Boston by noon on the next business day. In addition, Jevic offers delivery from metropolitan Atlanta to New England by the morning of the second day after pickup, and from the Northeast to metropolitan Chicago in two days.


     Wide Range of Shipment Sizes. Jevic provides its customers with the flexibility to handle shipments of a range of sizes and weights not typically provided by standard LTL or truckload carriers, which enhances the Company's ability to become a core carrier to its customers. Many of the Company's customers require transportation of multiple shipments ranging from as little as 50 pounds to over 40,000 pounds. While a standard truckload carrier would charge a customer the full truckload rate for each shipment weighing over 10,000 pounds even if it does not fill a trailer, the Company can efficiently handle the customer's partial truckload shipments, charging the customer less than a full truckload rate, and then integrating smaller shipments from the same customer or other customers in the same region to fill the rest of the trailer. This allows the customer to save money on the truckload portion of the shipment and the Company to increase freight density and shipments per pickup, thereby minimizing incremental costs and improving operating efficiencies.

  Specialized Services.

     Heated Service. The Company offers a heated service for customers whose freight must be protected from freezing during the winter months, principally customers in the chemical industry. Jevic's heated trailers allow the Company to provide significant flexibility to customers, such as pickups and deliveries of heated service shipments on any day of the week. The Company's heated service enables the Company to attract business from new customers and then expand the services it provides for those customers to encompass their regular shipments as well as their heated service shipments. In addition, by providing this heated service, Jevic is able to enhance revenues from mid-October to mid-April, a period in which freight volumes are typically lower than at other times during the year. Jevic believes that there is no significant competition for its heated service in the LTL market and that it purchases more integrated diesel trailer heaters than any LTL carrier.

     Expedited Service. Jevic offers expedited delivery service at competitive prices on a regional and inter-regional basis by integrating these premium rated deliveries with standard service deliveries, thereby increasing revenue per mile.

BREAKBULK-FREE OPERATING MODEL

     Jevic utilizes a simplified network of terminals, which serve as regional origination points for initial consolidation of freight on a trailer. Shipments of various sizes are typically picked up "same day" from customers and the Company combines smaller shipments (typically handled by LTL carriers) with larger shipments (typically handled by truckload carriers) onto a line-haul trailer in a sequence which permits the direct unloading of each shipment at its final destination. This simplifies the delivery process by reducing the number of facilities needed to effect delivery. The Company's in-route delivery system bypasses intermediate breakbulk terminals and, in most cases, destination terminals.


     LTL carriers typically rehandle freight at one or more breakbulk terminals and reload the freight at a destination terminal into a local truck for delivery to the final destination. Breakbulk-Free operations, in contrast, do not require an extensive network of "hub and spoke" operating terminals. As a result, Jevic avoids the fixed costs of operating and maintaining a large network of breakbulk terminals and a large staff of freight handlers. Jevic's revenue per terminal for 1996 was $31.0 million.


     Jevic's Breakbulk-Free system accommodates a wider range of shipment sizes, as determined by weight, than most LTL carriers, and can provide more rapid transit times in many cases. By minimizing rehandling, Jevic's system reduces damage to shipments and associated costs. The Breakbulk-Free system also enhances the Company's asset utilization. To further increase asset utilization and shorten transit times, Jevic has integrated the use of twin 28-foot trailers, or pups, into its existing fleet of 48 foot and 53 foot trailers. The pups are separated without rehandling of freight, and deliveries are made from the two pups to different destinations at the same time. Deliveries via pup trailers can effectively double the number of deliveries per day compared to a single 48 or 53 foot trailer.

MARKETING AND CUSTOMERS

     Jevic's sales force utilizes a consultative approach to develop customized logistics-based solutions to meet its customers' total transportation and distribution needs. These solutions are designed to reduce the customer's total transportation costs, inventory carrying costs, handling costs, loss and damage claims and information processing costs. The Company's customer-focused approach, in which Jevic provides information and problem-solving as well as transportation, helps expand the Company's customer base and forge long-term relationships with customers.

     The Company targets prospective customers whose logistics needs are not being met and develops solutions for those needs. Once a customer begins to use Jevic for certain of its shipping needs, the Company offers the customer additional transportation services to develop the account while increasing its pickup, lane and delivery density.

     Jevic develops new geographic markets in existing or new lanes and regions and monitors existing lanes for lane balance in both directions. The Company addresses unbalanced lanes by creating new sales territories in the specific areas that require additional freight as an origination point. Sales territories are designed to minimize the distance between pickups and increase fleet utilization, and seasoned sales personnel are recruited and hired for each territory. Potential customers within the new territory are identified through telephone interviews and a final list of top potential accounts are selected as a starting point for the sales process.

     At June 30, 1997, the Company had a direct sales staff of 72 employees. The sales force is comprised of experienced motor carrier representatives who have been recruited for territories geographically located to maximize both pickup and lane density. The Company's sales personnel have knowledge of the local market in which they operate and receive specialized training in order to learn the Jevic system, including the disciplined sales criteria used in the customer selection process. Many sales personnel work from their homes, which are typically located in the region of an existing or planned Company facility. The sales force is divided among three regions covering the Northeast, South/Southeast and Midwest. The Company's National Accounts Department coordinates the marketing efforts for customers with multiple shipping locations across the country.

     At June 30, 1997, the Company's customer base included over 8,000 active accounts. The Company transports general commodities, including chemical commodities used in manufacturing, petroleum, non-durable goods, paper products, rubber and plastics.

     In 1996, Jevic's largest 20, 10 and five customers accounted for approximately 24.1%, 18.2% and 12.3% of the Company's operating revenues, respectively. During the same year, the Company's largest customer accounted for approximately 4.5% of operating revenues. Because approximately 45% of the Company's revenues from its top 200 customers in the first half of 1997 had standard industrial classification codes in the chemicals industry, the Company believes that a significant amount of its business is generated from transporting chemicals, including various materials which are subject to environmental and safety regulations.

REGIONAL FACILITY OPERATIONS

     Jevic currently operates through six regional facilities. The Company's principal regional facility and headquarters are located in metropolitan Philadelphia, and its other facilities are located in metropolitan Atlanta, Boston, Charlotte, Chicago and Houston. Jevic's regional facilities are strategically located to permit the Company to provide high quality service and minimize freight rehandling to reduce costs. The Company uses its regional facilities as origination points for initial consolidation of freight onto the trailer for delivery in-route to the customer. Jevic does not use regional facilities as breakbulk terminals. Over 70% of the Company's LTL tonnage is routed directly from the originating terminal to the customer's destination. The remaining freight is unloaded at a Company terminal for final local delivery to the destination, typically in a situation where a specific piece of equipment, such as a liftgate, is required in the unloading process but is not available on the trailer or where the customer requires a specific delivery time.

     Each regional facility is responsible for the pickup and delivery of freight for its own service area. Primary responsibility for customer service resides at the facility level. Facility employees trace freight movement between facilities on the Company's automated tracing system and respond to customer requests for delivery information. Jevic believes that its policy of maintaining primary accountability to customers at the facility level fosters better relationships, results in improved customer service and enhances its ability to meet customers' needs.

     Jevic's centralized Line-Haul Department is responsible for directing the systemwide movement of revenue equipment from its origin to destination. The Company continuously monitors the usage and location of its revenue equipment and seeks to maximize utilization of all revenue equipment. Dispatchers are responsible for tracking all drivers and revenue equipment until trailers are emptied in order to assure timely delivery of shipments. Dispatchers then direct the reloading of the trailers for deliveries either in the same region or to another region serviced by the Company.

     On a daily basis, the Company's senior executives and facility management personnel review the prior day's freight shipment and activity reports to monitor the Company's performance. The daily freight shipment report identifies shippers, destinations, shipment size and shipment routing. The daily activity report includes data such as regional bill counts, driver and tractor availability, load counts, freight damage and loss and accidents. The Company uses scheduled runs, and schedules additional runs as necessary, to meet its delivery time schedules.

     The Company's growth plans include construction of new, substantially larger facilities in metropolitan Boston and Chicago and adding selected regional facilities in new regions when supported by customer demand.

TECHNOLOGY

     The Company believes that its use of proven technologies enhances the Company's efficiency and provides competitive service advantages. Through this technology, the Company provides better and more timely information to its customers, improves its operating efficiency and controls and more effectively leverages its resources.

     Satellite Communications. In 1994, the Company installed the QUALCOMM OmniTRACS satellite-based communications system ("OmniTRACS System") throughout its fleet. Although more common to the truckload segment, satellite-based communications systems are not used by most LTL carriers. Operating continuously, the OmniTRACS System assists the Company's dispatchers in load planning and enables them to monitor the movement of freight and simplifies the location of equipment. The OmniTRACS System also permits timely and efficient communication of critical operating data, such as shipment orders, loading instructions, routing, safety, maintenance, billing, tracing and delivery information. For example, dispatchers assign loads by entering the required information into the system. Drivers then access the previously-planned pickup from the system and acquire all the necessary customer, order and routing information through their on-board OmniTRACS display unit, thus eliminating waiting time and inefficient dependence on truckstop and roadside telephones. Before installation of the OmniTRACS system, Jevic typically lost one hour or more of productive time per driver per day while the driver stopped to wait for and use a telephone.

     Enterprise Wide Computing. The Company's NCR 3555 UNIX platform works in conjunction with a Novell/NT network consisting of over a dozen file servers, provides connectivity with all Company facilities and produces operational reports for all end users at the Company's headquarters. In 1998, the Company plans to add a Sequent NUMA-Q 2000 computer architecture in order to provide increased enterprise computing and additional disaster recovery capabilities. Relational database technology (RDBMS) is expected to be employed to provide flexibility and consistency of data. The Company is developing enhancements to its core transportation application with custom-designed software.

     Document Imaging. The Company uses an optical imaging system to scan documents such as bills of lading and delivery receipts onto compact disks. Images are available across all networks to reduce clerical and management time required to enter and retrieve information. This process enhances the availability and increases the utilization of data, especially that which pertains directly to customer service. The Company is currently adding additional storage and system functionality which will increase image retention, eliminate many manual duties and be expandable to meet future requirements.

     Bar Coding. In 1998, the Company plans to install a comprehensive freight locator and cross docking system. The bar coding system is designed to enhance the Company's freight tracking capability and reduce cargo claims and also to improve operational efficiency through the placement of a bar code on every shipment which is readable by drivers and facility personnel using a hand-held wireless scanner.

DRIVERS

     A key element contributing to the Company's growth has been its driver force. As a former driver, Harry Muhlschlegel, the Company's co-founder and Chief Executive Officer, has continually emphasized the importance of a stable, high quality driver force. The Company has implemented policies and programs to maintain a high level of driver quality and job satisfaction. In 1996, the average annual total wages paid to drivers who worked full time during the year was over $56,000, not including health insurance and related benefits provided by the Company. Jevic's line-haul drivers are typically able to return home once a week and are provided with late model tractors with modern features to provide driver comfort. See "- Revenue Equipment and Maintenance." Although the industry experiences driver shortages from time to time, Jevic has been successful in maintaining an adequate number of qualified drivers. The Company's annual driver turnover rate was 20.1% in 1996. Among drivers who have worked for the Company for more than one year, the turnover rate through June 30, 1997 was 5.5%. As of June 30, 1997, 72% of the Company's drivers had worked for the Company for more than one year, and 61% of them had worked for the Company for more than two years.

     At June 30, 1997, Jevic employed 916 Company drivers. In addition, 105 owner-operator drivers provided services to the Company. The Company believes that its proven ability to recruit and retain dedicated, skilled drivers is a key factor in the Company's continued growth and success. The Company's recruiting and selection methods are designed to attract the best drivers, which contributes to customer satisfaction and reduced claims and insurance expense as a percentage or revenues. Using this process, the Company has been able to more effectively recruit, hire and retain a reliable, stable driver workforce.

     Jevic's policy is to recruit drivers who reside along the Company's primary lanes of traffic, which enables drivers to return home more often and reduces the number of off-route miles. The Company hires drivers based upon driving records and experience, and requires all drivers to be no less than 25 years of age with at least three years of experience. New hires are required to undergo a two-week orientation program designed to introduce them to Jevic's operating strategy. The Company meets with new drivers within the first 90 days of employment and periodically thereafter to carefully evaluate performance, assist with compatibility with Jevic's operating structure and discuss any current concerns.

     The Company believes that its stringent selection criteria for drivers, and its initial and regular refresher training courses for drivers, have been an important factor in improving the Company's safety record. Drivers are eligible for bonuses ranging from $500 to $2,500 annually for safe and courteous driving, depending on seniority within the Company.

OWNER-OPERATORS

     In 1996, the Company initiated an owner-operator program. At June 30, 1997, the Company had contracts with 105 owner-operators which require the contractor to furnish a tractor and a driver exclusively to transport, load and unload goods carried by the Company. Owner-operators are subject to the same recruitment criteria as employee drivers and undergo the same orientation and training programs. The owner-operators are compensated at a contracted rate per mile and per pickup and delivery made in-route. The owner-operator program provides the Company with an alternative method of obtaining additional revenue equipment with no capital investment, improving return on equity. It also provides access to an additional pool of drivers in response to the intense industry competition for qualified drivers and, to a lesser degree, serves to reduce the Company's direct exposure to fuel price fluctuations. The Company intends to continue to increase its use of owner-operators.

REVENUE EQUIPMENT AND MAINTENANCE

     At June 30, 1997, the Company operated 853 tractors. The Company's policy is to use new road tractors for up to 500,000 miles, after which they are generally traded in or sold. Based on current tractor mileage levels, this translates to approximately three years for tractors used in interregional operations and approximately five years for tractors used in regional or local operations. The major operating systems of the Company's tractors are covered by manufacturers' warranties for between 250,000 to 750,000 miles. Most of the Company's tractors are covered by agreements under which the Company has the right to resell the tractors to the vendor at a defined price. All owner-operators' tractors are required to pass DOT inspection before use in the Company's fleet.

     At June 30, 1997, the Company operated a fleet of 1,480 trailers. Trailers are generally traded after 10 years. However, in furtherance of its program to add heated services capability to its trailer fleet on an accelerated schedule, the Company intends to trade in certain non-heated trailers which are less than 10 years old by the end of 1997. At June 30, 1997, 53.9% of the Company's trailers were equipped with integrated heating capability. The Company plans to spend $3.6 million and $5.3 million to purchase new tractors and $4.8 million and $5.2 million to purchase new trailers during the second half of 1997 and during 1998, respectively.

     The Company has rigid specifications for all tractor and engine components and has selected, among others, Freightliner tractors and Cummins engines as its standard equipment. The Cummins electronic diesel engines control speed and decrease fuel consumption. All tractors have modern features designed to enhance performance and provide driver comfort.

     In order to enhance its Breakbulk-Free operating model, in 1994 Jevic introduced the use of twin 28-foot trailers, or "pups," into its fleet. The Company derives several advantages through the selective use of pup trailers. The use of twin pups permits more freight to be hauled with one tractor than could be hauled if one larger trailer were used. The pups are separated without rehandling of freight, and deliveries are made from the two pups to different destinations at the same time, providing a significant improvement in delivery times. Deliveries via pup trailers can effectively double the number of deliveries per day compared to a single 48 foot or 53 foot trailer. Jevic also uses pups to effect deliveries in regions where the delivery density is high enough to require it, but where pickup density has not developed to the point of opening a new regional facility to originate shipments out of the region.

     The Company believes that its heated service is better than that offered by other motor carriers in several respects. The Company's trailers have a permanently installed heating system integrated in an insulated trailer body. In addition, the Company's trailers are designed so that the air is heated and circulated inside the trailer by passing over a heat exchanger, with no exposure to any sparks or flame. This provides increased safety for both the driver and the cargo. In contrast, other companies which offer protective service alternatively may preheat the cargo and/or cover it with a blanket or place a portable heater in the trailer, which heats the cargo unevenly and ineffectively and does not provide the same safety features of the Company's heated trailers. In addition, competing carriers generally provide much more restrictive protective services, refusing to transport shipments requiring protection from freezing in extremely cold weather or over a weekend.

     The following table reflects the model years of the Company's tractors and trailers as of June 30, 1997:

                                                                             TRACTORS
                                                               -------------------------------------
                         MODEL YEAR                             ROAD     REGIONAL    LOCAL     TOTAL
                         ----------                             ----     --------    -----     -----
1998........................................................      40         --        10         50
1997........................................................     108         24        60        192
1996........................................................     130         54        66        250
1995........................................................     208          2        --        210
1994........................................................       4         27        --         31
1993 and prior..............................................       0         31        89        120(1)
                                                                 ---      -----       ---      -----
  Total.....................................................     490        138       225        853

                                                                            TRAILERS
                                                             --------------------------------------
                                                             28-FOOT
                        MODEL YEAR                            "PUPS"    48-FOOT    53-FOOT    TOTAL
                        ----------                           -------    -------    -------    -----
1997......................................................      --         160       110        270
1996......................................................      50         199        --        249
1995......................................................      70          --        --         70
1994......................................................      --         100        --        100
1993 and prior............................................      32         703        56        791(2)
                                                               ---       -----       ---      -----
  Total...................................................     152       1,162       166      1,480(3)

------------------
(1) The average age of these tractors is 6.9 years.

(2) The average age of these trailers is 6.4 years.

(3) Includes 798 heated trailers.

     The Company's primary maintenance facility is located near its New Jersey headquarters and main regional facility. In addition, routine and preventative maintenance checks and repairs on all revenue equipment are performed at all of the Company's regional facilities. Through regular maintenance of its revenue equipment, Jevic minimizes equipment downtime and enhances the equipment's operating performance.

SAFETY AND RISK MANAGEMENT

     The Company is committed to a high degree of safety in all of its operations, and utilizes a self-directed, team approach to risk management, building in loss control at the earliest stages. Employees are provided with the equipment and training required to do their jobs safely and efficiently. Drivers are retrained for risk management on a periodic basis and are provided with cameras to film accident scenes as soon as an incident occurs.

     In 1996, claims and insurance as a percentage of operating revenues were 2.1%, which the Company believes is low in comparison to the trucking industry as a whole. This performance is the result of careful driver recruiting, extensive driver training and the emphasis on a safety-conscious culture throughout the Company.

     The Company is self-insured for cargo claims up to $5,000 per occurrence. The Company self-insures for bodily injury claims for up to $20,000 per occurrence. Since 1993 the Company has self-insured for workers' compensation claims of up to $250,000 per occurrence in order to capitalize on its favorable claims history. During the past four years the Company received only nine claims exceeding $50,000, of which only two exceeded $100,000. This led to an increase in the Company's discount from standard insurance premium rates from 38% in 1992 to 81% in 1997.

EMPLOYEES

     At June 30, 1997, the Company employed 1,754 persons in the following categories:


                     CATEGORY                             NO. OF EMPLOYEES
                     --------                             ----------------

Drivers............................................             916
Executive and Administrative.......................             503
Dockworkers........................................             162
Mechanics..........................................             101
Sales and Marketing................................              72


     None of Jevic's employees is represented by a collective bargaining unit. At June 30, 1997, the Company had 105 owner-operator drivers under contract in addition to its employee drivers, and employed 69 part-time employees. Management believes that relations with its employees and owner-operators are good.

PROPERTIES

     The Company owns its headquarters and main regional facility located in Delanco, New Jersey, near Philadelphia. The Company also owns its Houston regional facility and leases regional facilities in Atlanta, Charlotte, Chicago and New England.

Owned Facilities

                                                                   SQUARE FOOTAGE
                                                               ----------------------
                                                               TERMINAL
                                                       # OF      AND
                  LOCATION                     ACRES   DOORS    OFFICE    MAINTENANCE
                  --------                     -----   -----   --------   -----------
600 Creek Road, Delanco, NJ (Phila.
  Metro)....................................   36.0     108    155,900      17,400
700 Creek Road, Delanco, NJ (Phila.
  Metro)(1).................................   19.5      --     24,000          --
Houston.....................................    6.5      44     15,870       3,920

Leased Facilities

                                                                    SQUARE FOOTAGE
                                                                ----------------------
                                                                TERMINAL
                                                        # OF      AND                        LEASE
                  LOCATION                      ACRES   DOORS    OFFICE    MAINTENANCE    EXPIRATION
                  --------                      -----   -----   --------   -----------    ----------
Atlanta......................................   18.0     74      34,400       7,056      April 1999
Charlotte(2).................................   11.7     47      34,750       6,400      April 2000
Chicago......................................   12.3     82      56,900      11,600      May 1999
New England-1................................    4.1     22       8,700          --      April 1998
New England-2................................     --     16       4,000          --      March 1998
Willingboro, NJ..............................    5.5     --          --      24,000      December 2013

------------------
(1) This facility is an office only.

(2) The Company intends to purchase this facility after completion of the offering. See "Use of Proceeds" and "Certain Transactions."

FUEL AVAILABILITY AND COST

     The motor carrier transportation industry is dependent upon the availability of diesel fuel. Increases in fuel prices or fuel taxes, shortages of fuel or rationing of petroleum products could have a material, adverse effect on the operations and profitability of the Company. As a result of its relationships with major fuel suppliers, the Company has not experienced difficulties in maintaining a consistent and ample supply of fuel, but fuel is one of the Company's most substantial operating expenses. In order to reduce the Company's vulnerability to rapid increases in the price of fuel, the Company enters into purchase contracts with fuel suppliers from time to time for a portion of its estimated fuel requirements at guaranteed prices. The Company is a party to agreements with two fuel suppliers to purchase approximately 40% of its estimated fuel needs through March 1998 at guaranteed prices, which are consistent with market prices on the date of this Prospectus. Although this arrangement helps reduce the Company's vulnerability to rapid increases in the price of fuel, the Company will not benefit from a decrease in the price of fuel to the extent of its commitment to purchase fuel under these contracts.

COMPETITION

     The trucking portion of the transportation industry is highly competitive and fragmented. Jevic competes with regional, inter-regional and national LTL carriers of varying sizes and, to a lesser extent, with truckload carriers, air freight carriers and railroads, a number of which have greater financial resources, operate more revenue equipment and have larger freight capacity than the Company. Also, in certain regions, the Company faces competition from local carriers. The Company's principal competitors are Roadway Express, Inc., Yellow Corp., Consolidated Freightways Corp., Con-Way Transportation Services and Arkansas Best Corp. See "Risk Factors - Competition."

     The Company believes that the principal competitive factors in its business are service, pricing and the availability and configuration of equipment that meets a variety of customers' needs. The Company also competes with other motor carriers for the services of drivers. The Company believes that it is able to compete effectively in its markets by providing consistently high quality and timely-service at competitive prices.

     The Company believes that there are substantial barriers to entry which restrict the ability of competitors to adopt a Breakbulk-Free operating model. Small LTL carriers typically lack the necessary critical mass, freight density and capital, while large LTL carriers typically have work rules and labor practices that lack the flexibility which a Breakbulk-Free system requires. Truckload carriers lack a system to accommodate both multiple pick-ups and multiple deliveries and would require a substantial capital investment to build the necessary terminals. Additionally, the Breakbulk-Free operating model requires high quality drivers and sophisticated operating systems and management, which the Company has developed internally over an extended period of years.

REGULATION

     Interstate and intrastate motor carriage has been substantially deregulated as a result of the enactment of the Motor Carrier Act of 1980, the Trucking Industry Regulatory Reform Act of 1994, the Federal Aviation Administration Authorization Act of 1994 and the ICC Termination Act of 1995. Carriers can now readily enter the trucking industry and rates and services are largely free of regulatory controls. However, interstate motor carriers remain subject to certain regulatory controls imposed by agencies within the DOT, such as the Federal Highway Administration and the Surface Transportation Board.

     Interstate motor carrier operations are subject to safety requirements prescribed by the United States Department of Transportation ("DOT"). Such matters as weight and dimension of equipment are also subject to federal and state regulations. Since 1989, DOT regulations have imposed mandatory drug testing of drivers, and more recent DOT regulations have imposed certain tests for alcohol levels in drivers and other safety personnel. To date, the DOT's national commercial driver's license and drug testing and alcohol testing requirements have not adversely affected the availability to the Company of qualified drivers.

     The Federal Aviation Administration Authorization Act of 1994, which became effective on January 1, 1995, essentially deregulated intrastate transportation by motor carriers. This Act prohibits individual states from regulating entry, pricing or service levels. However, the states retained the right to continue to require certification of carriers, but this certification is based only upon two primary fitness criteria: safety and insurance.

     The Company's operations are subject to various environmental laws and regulations dealing with, among other things, the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of stormwater and underground fuel storage tanks. All of the Company's drivers are trained in the handling and transportation of hazardous substances and are required to have a hazardous materials endorsement on their drivers license. The Company believes it is in compliance with applicable environmental laws and regulations.

     The transportation industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for and the costs of providing services to shippers. From time to time, various legislative proposals are introduced to increase federal, state, or local taxes, including taxes on motor fuels. The Company cannot predict whether, or in what form, any increase in such taxes applicable to the Company will be enacted.

LEGAL PROCEEDINGS

     The Company is routinely a party to litigation incidental to its business, primarily involving claims for workers' compensation or for personal injury and property damage incurred in the transportation of freight. Management believes that the outcome of such actions will not have a material adverse effect on the Company's financial position or results of operations. The Company maintains insurance which covers liability amounts in excess of retained liabilities from personal injury and property damage claims.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table and biographies set forth information concerning the individuals who serve or who will serve upon completion of the offering as directors and executive officers of the Company:

                    NAME                       AGE                       POSITION
                    ----                       ---                       --------
Harry J. Muhlschlegel........................  50    Chairman of the Board and Chief Executive
                                                     Officer

Karen B. Muhlschlegel........................  50    Vice President, Secretary and Director

Paul J. Karvois..............................  42    President, Chief Operating Officer and Director

Brian J. Fitzpatrick.........................  37    Senior Vice President - Finance and Chief
                                                     Financial Officer

William F. English...........................  45    Senior Vice President - Operations

Joseph A. Librizzi...........................  48    Senior Vice President - Marketing and Sales

Gordon R. Bowker.............................  70    Director

Samuel H. Jones, Jr..........................  64    Director

     Harry J. Muhlschlegel. Mr. Muhlschlegel has over 28 years of experience in the trucking industry. He co-founded Jevic along with his wife, Karen Muhlschlegel, in 1981 and has served as its Chairman of the Board and Chief Executive Officer since its inception. Until March 1997, he also served as the Company's President.

     Karen B. Muhlschlegel. Ms. Muhlschlegel has over 28 years of experience in the trucking industry. She co-founded Jevic along with her husband, Harry Muhlschlegel, in 1981 and has served as a Vice President, Secretary and a director of the Company since its inception.

     Paul J. Karvois. Mr. Karvois became Jevic's President and Chief Operating Officer in March 1997 and he was elected as a director in August 1997. He joined the Company in January 1992 as Director of Insurance. Later in 1992, he created the Company's risk management group and became Director of Risk Management. Mr. Karvois was promoted to the position of Senior Vice President - Marketing and Sales in December 1993. Prior to joining the Company, Mr. Karvois had 21 years of marketing, sales and operations experience in the trucking industry, serving in a variety of positions with truckload and LTL carriers.

     Brian J. Fitzpatrick. Mr. Fitzpatrick joined Jevic in September 1993 as Senior Vice President - Finance, and was elected to the office of Chief Financial Officer in February 1995. Prior to joining the Company, Mr. Fitzpatrick served for seven years with United Jersey Bank/South (now Summit
Bank), most recently as a Vice President, responsible for southern New Jersey middle market development. Prior to joining the Company, Mr. Fitzpatrick had twelve years of commercial banking experience.

     William F. English. Mr. English joined Jevic in August 1988 as Senior Vice President - Operations. Prior to joining the Company, Mr. English had 17 years of operations, financial and marketing experience in the transportation industry, including positions with national LTL and truckload carriers.

     Joseph A. Librizzi. Mr. Librizzi joined Jevic in April 1997 as Senior Vice President - Marketing and Sales. Prior to joining the Company, Mr. Librizzi had more than 26 years of experience in the transportation industry. From 1996 until he joined the Company, Mr. Librizzi served as a Vice President of G.O.D. responsible for new market development. From 1992 until 1996, he served as an officer of Carretta LTR, Inc., first as Vice President of LTL Sales and later as the company's President.

     Gordon R. Bowker. Mr. Bowker has agreed to serve as a director of Jevic upon completion of the offering. Mr. Bowker served in various positions with Ryder System, Inc. from 1964 to 1973, most recently as Group Vice President, a senior officer reporting directly to the President. Since 1973, Mr. Bowker has been the owner and President of Bowker, Brown & Co., a management consulting firm serving transportation related companies in the areas of truck renting and leasing, business appraisal and sales and divestitures. Mr. Bowker has served on the

Arbitration Panel of the New York Stock Exchange since 1988, and has served on the Arbitration Board of the National Asssociation of Securities Dealers since 1991.

     Samuel H. Jones, Jr. Mr. Jones has agreed to serve as a director of Jevic upon completion of the offering. Since 1971, Mr. Jones has been the owner and President of S-J Transportation Co., a company specializing in the transportation of industrial waste nationwide and in two Canadian provinces. Since 1991, he has been the owner and President of S-J Venture Capital Company. In addition, Mr. Jones currently serves as a director of MetaCreations, Inc. and Fulton Financial Corporation, as well as a number of privately-held organizations.

     Mr. Bowker and Mr. Jones have agreed to serve on the Company's Board of Directors upon completion of the offering, at which time the Board will be divided into three classes serving for the terms noted below and thereafter for staggered three-year terms. Mr. Muhlschlegel will be a Class I director with an initial term expiring at the annual meeting of shareholders in 2000; Ms. Muhlschlegel and Mr. Karvois will be Class II directors with an initial term expiring at the annual meeting of shareholders in 1999; and Mr. Bowker and Mr. Jones will be Class III directors with an initial term expiring at the annual meeting of shareholders in 1998. The Restated Certificate does not provide for cumulative voting in the election of directors. The Company's executive officers are elected annually by the Board of Directors and serve at the discretion of the Board.

     Board Committees. Following completion of this offering, the Board of Directors will have an Audit Committee, composed of Mr. Bowker and Mr. Jones and a Compensation Committee, composed of Mr. Muhlschlegel, Mr. Bowker and Mr. Jones. The principal functions of the Audit Committee will include making recommendations to the Board regarding the selection of independent public accountants to audit annually the books and records of the Company reviewing the proposed scope of each audit and reviewing the recommendations of the independent public accountants as a result of their audit of the Company. The Audit Committee will also periodically review the activities of the Company's accounting staff and the adequacy of the Company's internal controls. The Compensation Committee will be responsible for establishing the salaries of the executive officers of the Company, incentives and other forms of compensation and benefit plans and administering the Company's employee benefit plans.

     Compensation Committee Interlocks and Insider Participation in Compensation Decisions. In 1996, decisions concerning compensation of executive officers were made by the Company's Board of Directors, consisting, at that time, of Harry and Karen Muhlschlegel. See "Certain Transactions."

     Compensation of Directors. Prior to this offering, directors of the Company were not compensated for their services as such. Following completion of this offering, the Company will pay each director who is not an employee of Jevic (an "outside director") $500 for each meeting of the Board of Directors and Board Committee attended. The Company will also reimburse such directors for their expenses incurred in connection with their activities as directors. The Company also has an incentive plan which provides for the automatic grant of stock options to outside directors. See "Executive Compensation - Executive Incentive Plans - 1997 Incentive Plan."

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth, with respect to services rendered during 1996, the total compensation paid to or for the account of the Company's Chief Executive Officer and its three other executive officers whose total annual salary and bonus exceeded $100,000 during 1996 (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                     ANNUAL COMPENSATION
                                                                    ----------------------
                                                                                                ALL OTHER
NAME AND PRINCIPAL POSITION                                  YEAR   SALARY ($)   BONUS ($)   COMPENSATION(1)
---------------------------                                  ----   ----------   ---------   ---------------
Harry J. Muhlschlegel......................................  1996    $505,000     $    --        $31,824
Chief Executive Officer and Chairman of the Board (2)
Paul J. Karvois............................................  1996    $123,077     $25,000        $ 8,492
President and Chief Operating Officer (2)
Brian J. Fitzpatrick.......................................  1996    $158,703     $25,000        $ 8,901
Senior Vice President and Chief Financial Officer
William F. English.........................................  1996    $140,400     $25,000        $ 7,449
Senior Vice President - Operations

------------------
(1) These amounts include matching contributions made by the Company under the 401(k) Plan on behalf of the executives in the following amounts: Mr. Muhlschlegel - $950; Mr. Karvois - $1,218 and Mr. Fitzpatrick - $950. The Company is a party to "split dollar" life insurance agreements with Messrs. Muhlschlegel, Karvois, Fitzpatrick and English under which the Company advances all or a portion of the premiums on permanent life insurance policies insuring the lives of the executives and owned by the executives. Upon termination of the executives' employment or the executives' death (or upon the second to die of Mr. and Ms. Muhlschlegel in the case of Mr. Muhlschlegel's agreement), all premiums previously advanced by the Company under the policies are required to be repaid by the executive. The Company retains an interest in the policies' cash values and excess death benefits to secure the executives' repayment obligations. The amounts set forth in the table include the following amounts representing the value of the premium payments by the Company in 1996 projected on an actuarial basis assuming that each executive retires at age 65 and the agreements are then terminated: Mr. Muhlschlegel - $30,874, Mr. Karvois - $7,274, Mr. Fitzpatrick - $7,951 and Mr. English - $7,448.

(2) In March 1997, Mr. Muhlschlegel resigned from the office of President, retaining his position as Chief Executive Officer and Chairman of the Board. At that time, Mr. Karvois was promoted from Senior Vice President - Marketing and Sales to President and Chief Operating Officer, at an annual salary of $250,000.

     Option Holdings. The following table sets forth certain information regarding the number and exercise price of options to purchase Common Stock held by the named executive officers at December 31, 1996. No options were exercised by or granted to the named executive officers in 1996.

                             YEAR-END OPTION VALUES

                                                       NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                                      OPTIONS AT YEAR-END(#)         AT YEAR-END($)(1)
                                                     -------------------------   -------------------------
NAME                                                 EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                                                 -------------------------   -------------------------
Harry J. Muhlschlegel..............................                 --                            --
Paul J. Karvois....................................          0/137,164                 $  0/$618,610
Brian J. Fitzpatrick...............................          0/137,164                 $  0/$618,610
William F. English.................................          0/137,164                 $  0/$618,610

------------------

(1) Value equals an assumed per share initial public offering price of $13 per share less the per share exercise price.

EXECUTIVE INCENTIVE PLANS

1997 Incentive Plan

     The Company's 1997 Incentive Plan (the "Incentive Plan") authorizes the issuance of up to 1,500,000 shares of its Common Stock to its employees, directors, consultants and other individuals who perform services for the Company pursuant to stock options and other performance-based awards granted under the Incentive Plan.

     The Compensation Committee of the Board of Directors administers the Incentive Plan. Under the terms of the Incentive Plan, the Compensation Committee is required to be composed of two or more directors. The Compensation Committee has the authority to interpret the Incentive Plan and to determine and designate the persons to whom options or awards shall be made and the terms, conditions and restrictions applicable to each option or award (including, but not limited to, the price, any restriction or limitation, any vesting schedule or acceleration thereof, and any forfeiture restrictions).

     Pursuant to the Incentive Plan, on the date of this Prospectus, non-qualified options to purchase 12,500 shares of Common Stock will be granted to each of Mr. Bowker and Mr. Jones, and options to purchase an aggregate of approximately 575,000 shares will be granted to Jevic employees (including an aggregate of 95,000 options to be granted to the named executive officers, other than Mr. Muhlschlegel), in each case at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. Of these options, 40% will vest on the second anniversary of the date of grant and 20% will vest on each of the three succeeding anniversaries. Upon the initial election of any outside director to the Board after the date of this Prospectus, a non-qualified option to purchase 12,500 shares of Common Stock will be granted to such outside director at an exercise price equal to the fair market price on the date of grant. In addition, upon each election of any outside director to the Board by the shareholders in or after the third year following such director's preceding election to the Board, a non-qualified option to purchase an additional 5,000 shares of Common Stock will be made to such outside director at an exercise price equal to the fair market price on the date of grant, with vesting provisions identical to those noted above.

     The Incentive Plan contains provisions for granting various performance-based awards, including incentive stock options as defined in
Section 422 of the Code, nonqualified stock options, restricted stock, performance shares and performance units (as further described below). The term of the Incentive Plan is ten years, subject to earlier termination or amendment.

     Except with respect to stock option grants to outside directors, as described above, the Compensation Committee has the power to select award recipients and their allotments and to determine the price, terms and vesting schedule for awards granted. While there are no predetermined performance formulas or measures or other specific criteria used to determine recipients of awards under the Incentive Plan, awards are based generally upon consideration of the grantee's position and responsibilities, the nature of services provided and accomplishments, the value of the services to the Company, the present and potential contribution of the grantee to the success of the Company, the anticipated number of years of service remaining and other factors the Board or the Compensation Committee may deem relevant. Employees covered by a collective bargaining agreement are not eligible to receive awards, exercise outstanding awards, receive shares or cash pursuant to outstanding awards, or have restrictions lapse with respect to outstanding restricted stock awards, unless such collective bargaining agreement, by specific reference to the Incentive Plan, expressly provides for participation in the Incentive Plan.

     Stock Options. The Incentive Plan provides for the grant of "incentive stock options," as defined in Section 422 of the Code, to employees of the Company. The Incentive Plan also provides for the grant of stock options that do not qualify as incentive stock options under the Code ("nonqualified stock options") to employees of the Company, directors of the Company, and consultants and other individuals who perform services for the Company but are not employed by the Company. The exercise price of any incentive stock option granted under the Incentive Plan may not be less than 100% of the fair market value of the Company's Common Stock on the date of grant. Options granted under the Incentive Plan may be exercised for cash or in exchange for shares of Common Stock owned by the option holder having a fair market value on the date of exercise equal to the option exercise price. The aggregate fair market value, determined on the date of grant, of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

     Under the Incentive Plan, each option is exercisable for the full amount or for any part thereof at such intervals or in such installments as the Compensation Committee shall determine at the time it grants an option. However, no award shall be exercisable with respect to any shares of Common Stock later than ten years after the date of the grant of such options. Unless otherwise specified by the Compensation Committee with respect to a particular option, all options are non-transferable, except upon death, by the optionee. The shares subject to expired options or terminated options which remain unexercised become available for future grants.

     If an optionee ceases to be employed by, or to render services to, the Company for any reason other than death, disability or termination for cause, unless otherwise specified by the Compensation Committee with respect to a particular option, any option exercisable on the date of such termination generally may be exercised for a period of 30 days from the date of such termination or until the expiration of the stated term of the option, whichever period is shorter. In the event of termination of employment or service by reason of death, unless otherwise specified by the Compensation Committee with respect to a particular option, any option exercisable at the date of such termination generally may be exercised for a period of one year from the date of termination or until the expiration of the stated term of the option, whichever period is shorter. In the event of termination of employment or service by reason of the participant's disability, unless otherwise specified by the Compensation Committee with respect to a particular option, any option exercisable at the date of such termination generally may be exercised for a period of six months from the date of termination or until the expiration of the stated term of the option, whichever is shorter. If a participant's employment or service is terminated for cause, any option not exercised prior to the date of such termination shall be forfeited. In the event of a change of control of the Company, the Compensation Committee may cause all outstanding options to become immediately fully exercisable.

     Restricted Stock. "Restricted Stock" are shares of the Company's Common Stock granted to an employee for no cash consideration, which, except in the event of the participant's death or disability, will be forfeited to the Company if the grantee ceases to be an employee of the Company during a restriction period specified by the Compensation Committee at the time it grants the Restricted Stock. In the event of death or disability, the restrictions will lapse with respect to that percentage of Restricted Stock held by the grantee that is equal to the percentage of the restriction period that had elapsed as of the date of death or commencement of disability. In the event of a change of control of the Company, the Compensation Committee may cause all restrictions on shares of Restricted Stock to lapse. Shares of Restricted Stock that are forfeited become available for future grants.

     Performance Shares. A "Performance Share" is an award of the right to receive stock at the end of a specified period upon the attainment of performance goals specified by the Compensation Committee at the time of grant. Performance Shares generally will be forfeited if the grantee ceases to be an employee of the Company during the performance period for any reason other than death or disability. In the event of death or disability, the participant or his or her estate will be entitled to receive, at the expiration of the performance period, a percentage of his or her Performance Shares equal to the percentage of the performance period that had elapsed at the time of death or commencement of disability, provided that the Compensation Committee determines that the applicable performance goals have been met. In the event of a change of control of the Company, the Compensation Committee may cause all conditions applicable to the Performance Shares to terminate and issue the grantee a certificate or certificates evidencing shares subject to the Performance Share award. Performance Shares that are forfeited or not delivered to the grantee become available for future grants.

     Performance Units. A "Performance Unit" is an award of the right to receive cash at the end of a specified period upon the attainment of performance goals specified by the Compensation Committee at the time of the grant.

The amount payable under a Performance Unit is equal to the increase in value of a Unit from the date of award to the date of attainment of the performance goals. Performance Units generally will be forfeited if the grantee ceases to be an employee of the Company during the performance period for any reason other than death or disability. In the event of death or disability, the grantee or his or her estate will be entitled to receive, at the expiration of the performance period, a percentage of his or her Performance Units equal to the percentage of the performance period that elapsed at the time of death or commencement of disability, provided that the Compensation Committee determines that the applicable performance goals have been met. In the event of a change of control of the Company, the Compensation Committee may cause all conditions applicable to the Performance Units to terminate and a cash payment for the full amount of the Performance Units to be made to the grantee.

1994 Stock Option Plan

     The Company's 1994 Stock Option Plan (the "Option Plan") provides for the grant of options to purchase up to 685,820 shares of the Common Stock of the Company to employees, not including directors who are not also employees. The options granted under the Option Plan are intended to constitute either incentive stock options within the meaning of Section 422 of the Code, or non-qualified stock options, as determined by the Board of Directors or Compensation Committee, as the case may be, at the time of grant. On December 31, 1994, the Board of Directors granted non-qualified options to purchase all 685,820 shares of Common Stock available for issuance under the Option Plan to executive officers and key employees of the Company at an exercise price of $8.49 per share, which was determined by the Board to be the fair market value of the shares on the date of grant. Of this amount, an option to purchase 137,164 shares was granted to each of Messrs. Karvois, Fitzpatrick and English. No additional option grants will be made under the Option Plan.

     The Option Plan has been administered by the Board of Directors of the Company but, following the formation thereof, shall be administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to interpret the Option Plan and to determine and designate the persons to whom options shall be granted and the terms, conditions and restrictions applicable to each option (including, but not limited to, the exercise price and the amendment of any option to, for example, accelerate the exercise date or change the termination date of any option).

     Options granted under the Option Plan, to the extent not earlier vested, will vest on the 10th anniversary of the date of grant and must be exercised within 30 days after the vesting date. In the event the Company completes a Public Offering (defined in the Option Plan), options granted under the Option Plan vest ratably over a five-year period commencing on the first anniversary of the offering. The offering of shares hereunder will constitute a Public Offering pursuant to the terms of the Option Plan and will initiate the vesting of the options granted thereunder. Stock options may be exercised within the earlier of 60 days after the optionee's termination of employment or the expiration of the option term, to the extent exercisable prior to such termination (180 days after the optionee's death or Disability (as defined in the Stock Option Plan)). The Option Plan provides for the automatic acceleration of the exercisability of all outstanding options upon the occurrence of a Sale of the Company (as defined in the Option Plan); provided that options accelerated in this manner must be exercised at or in connection with such Sale of the Company. The Compensation Committee may generally amend, alter or discontinue the Option Plan at any time, but no amendment, alteration or discontinuation will be made which would impair the rights of an optionee with respect to an outstanding stock option.

Employee Stock Purchase Plan

     The Company has adopted an Employee Stock Purchase Plan (the "Purchase Plan"), effective upon completion of this offering, which will allow all full time employees of the Company, subject to certain limitations, to purchase shares of the Company's Common Stock at a discount from the prevailing market price at the time of purchase. Such shares may either be issued by the Company from its authorized and unissued Common Stock or purchased by the Company on the open market. Any employee owning five percent or more of the voting power or value of the Company is not eligible to participate in the Purchase Plan. A maximum of 300,000 shares of the Company's Common Stock will be available for purchase under the Purchase Plan.

     An eligible employee will be able to specify, before the commencement of each semi-annual period, an amount to be withheld from his or her paycheck and credited to an account established for him or her (the "Participation Account"). Amounts in the Participation Account will be applied to the purchase of shares of the Company's Common Stock on the last day of each semi-annual period. The price of such shares will be equal to 85% of the average of the high and low sales prices per share of the Company's Common Stock on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if not listed or traded on any such exchange, on the Nasdaq National Market. Only whole shares of Common Stock may be purchased. Amounts withheld from an employee's paycheck and not applied to the purchase of whole shares of Common Stock will, at the election of the employee, either remain credited to the employee's Participation Account or be returned to the employee.

     Upon termination of an employee's employment for any reason other than death or a leave of absence beyond 90 days, all amounts credited to such employee's Participation Account shall be returned to him or her. Upon termination of an employee's employment because of death, all amounts credited to such employee's Participation Account shall be returned to his or her successor-in-interest.

     The Purchase Plan will be administered by the Compensation Committee of the Board of Directors. The Board of Directors may amend or terminate the Purchase Plan. The Purchase Plan is intended to comply with the requirements of Section 423 of the Code.

401(k) Plan

     The Company maintains a 401(k) Profit-Sharing Plan ("401(k) Plan") for the benefit of its eligible employees which consists of a 401(k) component and a profit-sharing component. The 401(k) Plan, which is intended to be qualified under the Code, is a cash or deferred profit-sharing plan covering all of the employees of the Company who have completed at least six consecutive months of service and have attained the age of 20 1/2.

     Under the 401(k) component, participants may elect to defer between 1% and 15% of their compensation up to a maximum of $9,500 per year, as adjusted for inflation and to deposit such amount in the 401(k) Plan Fund. The Company is also currently matching 25% of all amounts contributed by a participant, up to a deferral contribution of 6% of a participant's compensation. Under the profit-sharing provisions of the 401(k) Plan, the Company may make contributions in amounts to be determined by the Company in its sole discretion. Any such Company profit-sharing contributions will be allocated among all eligible employees, in proportion to that employee's compensation from the Company as integrated with social security. The Company's matching contributions and profit-sharing contributions allocated to each participant vest over seven years, or earlier upon attainment of the appropriate retirement age, upon retirement for disability, upon death and upon termination of the 401(k) Plan.

     All contributions under the Plan are currently invested, subject to participant-directed elections, in mutual funds managed by Fidelity Investments. Following the offering, the Company intends to amend the Plan to adopt a Company stock investment fund ("Stock Fund"). Plan participants will be entitled to direct the investment of all or a portion of their account balances into the Stock Fund. Shares of Common Stock of the Company will be purchased by the trustee of the Plan either on the open market or from the Company's authorized but unissued shares to provide the required shares to the Stock Fund. Upon a distribution event, participants with account balances invested in the Stock Fund will receive a cash distribution equal to the value of their investment in the Stock Fund.

     Payment of Plan benefits are generally made in a single lump sum. Distribution of a participant's vested interest in his account generally occurs on the earlier of his termination of employment for any reason (including retirement, death or disability) or by the April 1 following the calendar year the participant reaches age 70 1/2 if he is still employed.

Supplemental Executive Retirement Plan

     Following the offering, the Company intends to adopt a nonqualified deferred compensation plan known as a supplemental executive retirement plan ("SERP"). Only those executives selected by the Board of Directors will be entitled to participate in the SERP. Pursuant to the SERP, participants will be entitled to elect, in advance, to reduce salary or bonus income and have that reduction credited to an account under the SERP. To the extent all or a portion of the participant's deferral relates to amounts that could have been contributed to the 401(k) Plan, but for the application of certain nondiscrimination guidelines, the Company will credit a matching contribution amount equal to what would have been contributed to the 401(k) Plan, in the absence of the guidelines.

                              CERTAIN TRANSACTIONS

     The Company purchased its principal office and regional facility located in Delanco, New Jersey from Harry and Karen Muhlschlegel in March 1995 for $5.5 million, which reflects an independent appraised value of $7.5 million less the cost of improvements made to the site by the Company in the amount of $2.0 million. As required by generally accepted accounting principles, the Company recorded the purchased facility at the Muhlschlegels' historical carrying value as of the purchase date, with the excess consideration of $681,000 recorded as a dividend. The purchase price was paid by the issuance of a promissory note to the Muhlschlegels in the principal amount of $1.1 million due in March 2000, bearing interest at 8%, and through the assumption of a mortgage loan of approximately $4.4 million. The mortgage loan, which bore interest at 8% per annum and was to mature in December 1998, was refinanced by the Company in November 1995. The $1.1 million note payable to the Muhlschlegels was paid in full in 1996. The Company paid the Muhlschlegels $45,743 in interest on this note in 1995 and $93,761 in 1996. Prior to the purchase, the Company leased the facility from the Muhlschlegels. The aggregate rent paid on the property by the Company to the Muhlschlegels in 1994 and 1995 was $571,200.

     The Company has leased its regional facility in metropolitan Charlotte, North Carolina from Harry and Karen Muhlschlegel since 1995. Rent expense on the property was $196,065 and $261,420 during 1995 and 1996, respectively, and was $130,710 for the six months ended June 30, 1997. The Company plans to purchase this facility from the Muhlschlegels after the offering, through the repayment of an outstanding bank mortgage loan in the principal amount of $2.0 million. As required by generally accepted accounting principles, the Company will record the purchase at the Muhlschlegels' historical carrying value as of the purchase date, with the excess consideration ($700,000 as of June 30, 1997) recorded as a dividend. The mortgage loan matures in April 2000, bears interest of 9% per annum and requires regular monthly installment payments of principal and interest of $21,875. The mortgage loan will be repaid with a portion of the proceeds of this offering. See "Use of Proceeds."

     The Company currently leases its primary maintenance facility in Willingboro, New Jersey from Harry and Karen Muhlschlegel. Rent expense on the property was $114,240 for each of 1994, 1995 and 1996, respectively, and was $57,120 for the six months ended June 30, 1997. The Company's lease expires in 2013 and requires aggregate rental payments of $114,240 in each of 1997 and 1998.

     In April 1997, grantor annuity trusts for Harry and Karen Muhlschlegel borrowed a total of $438,065 from the Company. The loans are collateralized by the shares of Class A Common Stock held by the trusts, are due in October 1998 and bear interest at the short-term applicable federal rate of interest. Interest owed through June 30, 1997 approximated $5,400.

     Jevic Transportation Services, Inc. ("JTS"), a freight brokerage company owned by the Muhlschlegels, is expected to be merged into the Company after the offering. JTS had gross revenues of approximately $1.0 million for the fiscal year ended December 31, 1996. The Muhlschlegels will receive $125,000 from the Company in exchange for their JTS stock in the merger, which is equal to their capital investment in JTS. In 1996 and the first six months of 1997, the Company recorded sales of $105,000 and $111,000 to JTS and incurred purchased transportation expenses to JTS of $46,000 and $346,000. The Company entered into a one-year agreement with JTS in August 1997, under which the Company provides certain administrative services to JTS in consideration of the reimbursement by JTS of the Company's costs of providing such services.

     Jevic is a party to two intermediary agreements with Bowker, Brown & Co., pursuant to which Bowker, Brown would receive a 7% commission from the Company if the Company acquires either of two specified trucking companies. In addition, the Company paid Bowker, Brown a total of $10,000 in 1994 and 1995 for a business appraisal. Gordon R. Bowker, who will serve as a director of Jevic upon completion of the offering, is the owner of Bowker, Brown & Co. The Company does not have any commitments or agreements for any business acquisition and is not in active negotiations regarding any such acquisition.

     The Company considers the terms of its transactions with the Muhlschlegels and Mr. Bowker to be at arms length, reasonably equivalent to terms it could obtain through negotiations with an unaffiliated third party during similar economic conditions.

     In the future, the Company will not enter into any transactions with officers, directors or other affiliates unless the terms are as favorable to the Company as those generally available from unaffiliated third parties and the transactions are approved by a majority of disinterested directors.

                             PRINCIPAL SHAREHOLDERS

     The table below sets forth as of September 15, 1997 certain information regarding the beneficial ownership of the Company's Common Stock by each of the Company's directors, each of the named executive officers, each person owning beneficially more than 5% of the Common Stock or Class A Common Stock and all directors and executive officers of the Company as a group both before and after giving effect to this offering. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

                                                                            PERCENT OF
                                                                            BENEFICIAL
                                                                             OWNERSHIP
                                                                        -------------------
                    NAME AND ADDRESS                         NUMBER     PRIOR TO    AFTER
                   OF BENEFICIAL OWNER                      OF SHARES   OFFERING   OFFERING
                   -------------------                      ---------   --------   --------
Harry J. Muhlschlegel (1)................................   3,051,899(2)   44.5%     28.6%(3)
Karen B. Muhlschlegel (1)................................   3,051,899(4)   44.5%     28.6%(3)
Paul J. Karvois..........................................          --       --         --
Brian J. Fitzpatrick.....................................          --       --         --
William F. English.......................................          --       --         --
Gordon R. Bowker.........................................          --       --         --
Samuel H. Jones, Jr......................................          --       --         --
Bruce D. Burdick.........................................     754,402(5)   11.0%      7.1%
George K. Reynolds.......................................     548,656(5)    8.0%      5.1%
All directors and executive
  officers as a group (8 persons)........................   6,103,798     89.0%      57.3%

------------------

(1) Shares of Class A Common Stock are convertible into shares of Common Stock on a 1-for-1 basis. The Class A Common Stock is entitled to two votes per share, while the Common Stock is entitled to one vote per share. The shares owned by Mr. and Ms. Muhlschlegel are shares of Class A Common Stock and are reflected on an as-converted basis. The address of each of the Muhlschlegels is P.O. Box 5157, Delanco, New Jersey 08075. See "Description of Capital Stock."

(2) Of these shares, 514,365 are held by Harry J. Muhlschlegel as trustee of a trust under which the Muhlschlegels' children are beneficiaries.

(3) If the Underwriters' over-allotment option is exercised in full, the 570,000 shares subject thereto will be sold by Mr. and Ms. Muhlschlegel, as a result of which each of them will beneficially own 2,766,899 shares of Class A Common Stock following the offering, constituting 26.9% of the Common Stock outstanding after the offering, assuming conversion into Common Stock.

(4) Of these shares, 514,365 are held by Karen B. Muhlschlegel as trustee of a trust under which the Muhlschlegels' children are beneficiaries.

(5) These shares are held pursuant to trusts for the benefit of members of the Muhlschlegel Family, and include 548,656 shares of Common Stock which Mr. Burdick and Mr. Reynolds hold as co-trustees. The amount set forth for Mr. Burdick also includes 205,746 shares of Class A Common Stock, which is reflected on an as-converted basis. The address of Mr. Burdick is 148 Catherine Lane, Grass Valley, California 95945 and the address of Mr. Reynolds is Gordon, Feinblatt, Rothman, Hoffberger and Hollander, LLC, The Garnet Building, 233 East Redwood Street, Baltimore, Maryland 21202-3332.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of the date of this Prospectus, the Company's authorized capital stock consists of 50,000,000 shares of Common Equity, no par value and 10,000,000 shares of preferred stock, no par value. The Common Equity is divided into two series, consisting of 40,000,000 shares of Common Stock, no par value and 10,000,000 shares of Class A Common Stock, no par value. As of September 15, 1997, 548,656 shares of Common Stock and 6,309,544 shares of Class A Common Stock were issued and outstanding. No shares of preferred stock have ever been issued. Upon completion of the offering, there will be 4,348,656 shares of Common Stock outstanding and 2,485,820 shares of Common Stock will be reserved for issuance under the Company's employee benefit plans, including 1,285,820 shares issuable upon exercise of options which will be outstanding upon the completion of the offering.

COMMON EQUITY (COMMON STOCK AND CLASS A COMMON STOCK)

     Voting. Holders of Common Stock are entitled to one vote per share. Holders of Class A Common Stock are entitled to two votes per share. All actions submitted to a vote of shareholders are voted on by holders of Common Stock and Class A Common Stock voting together as a single class, except as otherwise provided in the Restated Certificate or by law. No holder of Common Equity may cumulate such holder's votes in voting for directors.

     Limitations on Transfer of Class A Common Stock. No holder of Class A Common Stock may transfer such holder's shares or any interest therein except to certain "permitted transferees," including such holder's spouse, certain other relatives of such holder, certain trusts established for the benefit of, partnerships comprised solely of, or corporations wholly owned by, the holder or such relatives, and charitable organizations controlled by the holder or such holder's family members.

     Conversion. The Common Stock has no conversion rights. Class A Common Stock may be converted into Common Stock, in whole or in part, at any time and from time to time on the basis of one share of Common Stock for each share of Class A Common Stock. If at any time any shares of Class A Common Stock are transferred or otherwise become beneficially owned by any person other than a permitted transferee (as described above), or upon the occurrence of certain events specified in the Restated Certificate, such shares shall automatically be converted into an equal number of shares of Common Stock.

     Dividends. Holders of Common Stock and Class A Common Stock are entitled to receive dividends or distributions as may be declared by the Board of Directors of the Company from funds legally available therefor. All such dividends or distributions are to be paid or made in equal amounts, share for share, to holders of Common Stock and Class A Common Stock as if a single class. In the case of any dividend paid in stock, holders of Common Stock and Class A Common Stock are entitled to receive such dividend at the same rate per share, but the dividend payable on shares of Common Stock shall be payable in shares of Common Stock, and the dividend payable on shares of Class A Common Stock shall be payable in shares of Class A Common Stock.

     Liquidation. Holders of Common Stock and Class A Common Stock share with each other on a ratable basis as a single class in the net assets of the Company available for distribution in respect of Common Stock and Class A Common Stock in the event of liquidation.

     Other Terms. Neither the Common Stock nor the Class A Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. In any distribution of stock of any other corporation or any merger, consolidation or business combination involving the Company, the consideration to be received per share by holders of either Common Stock or Class A Common Stock must be identical to that received by holders of the other class of Common Equity. If the holders of Common Stock are granted options or rights to subscribe for shares of Common Stock or any other security, the holders of Class A Common Stock shall be granted the same options or rights on an as-if-converted basis.

     The rights, preferences and privileges of holders of both classes of Common Equity are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

     The Company has no present plans to issue any additional shares of Class A Common Stock.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further action of the shareholders of the Company, to issue up to 10,000,000 shares of preferred stock in classes or series and to fix the designations, powers, preferences or other rights of the shares of each such class or series and the qualifications, limitations and restrictions thereon. Such preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights, may be redeemable and may be convertible into shares of either class of the Company's Common Equity.

     The purpose of authorizing the Board of Directors to issue preferred stock is, in part, to eliminate delays associated with a shareholder vote in specific instances. The issuance of preferred stock, for example in connection with a shareholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding existing stock of the Company.

     The Company has no present plans to issue any shares of preferred stock.

LIMITATION OF DIRECTORS' LIABILITY

     The Company's Restated Certificate provides that no director shall be liable to the Company or its shareholders for damages for breach of any duty as a director, except for liability based upon an act or omission (i) in breach of the director's duty of loyalty to the Company or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by the director of an improper personal benefit. The Company believes that this provision will assist it in securing and maintaining the services of qualified directors who are not employees of the Company.

CERTAIN PROVISIONS OF RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Other than those items previously discussed with respect to the relative rights and preferences of the Common Stock and the Class A Common Stock, Jevic's Restated Certificate of Incorporation (the "Restated Certificate") and By-laws (the "By-laws") contain various other provisions intended to (i) promote stability of Jevic's shareholder base and (ii) render more difficult certain unsolicited or hostile attempts to take over Jevic which could disrupt Jevic, divert the attention of Jevic's directors, officers and employees and adversely affect the independence and integrity of Jevic's business. A summary of these provisions of the Certificate and By-laws is set forth below.

     Classified Board; Vacancies; Removal of Directors. Pursuant to the Restated Certificate, the number of directors of Jevic will be fixed by the Company's Board of Directors. The directors will be divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareholders at an annual meeting of shareholders will be elected by a plurality of all votes cast at such annual meeting. Initially, the terms of office of the three classes of directors will expire, respectively, at the annual meeting of shareholders in 1998, 1999 and 2000. The term of the successors of each such class of directors expires three years from the year of election. No decrease in the number of directors constituting the Board of Directors of Jevic will shorten the term of any incumbent director.

     The Restated Certificate provides that except as otherwise provided for or fixed by or pursuant to an amendment to the Restated Certificate setting forth the rights of the holders of any class or series of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors of Jevic resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director, and not by the shareholders unless there are no directors remaining on the Board. Any director elected in accordance with the preceding sentence will be a director of the same class in which the new directorship was created or in which the vacancy occurred, and shall hold office until the next annual meeting of shareholders and until such director's successor shall have been duly elected and qualified. Subject to the rights of holders of any preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least 80 percent of the voting power of all the outstanding capital stock of Jevic entitled to vote generally in the election of directors (the "Voting Power").

     These provisions of the Restated Certificate would preclude a third party from removing incumbent directors and simultaneously gaining control of the Board of Directors of Jevic by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Board of Directors of Jevic, unless a sufficient number of vacancies in the Board arise prior to the first election of directors by reason of death, resignation, disqualification, removal or other cause. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

     Special Shareholders' Meetings and Right to Act by Written Consent. The Restated Certificate and the By-laws provide that special meetings of the shareholders may be called only by the Chairman of the Board or the President of the Company or upon a resolution adopted by a majority of the entire Board of Directors. Shareholders are not generally permitted to call, or to require that the Board of Directors call, a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by Jevic. In addition, the Restated Certificate provides that any action taken by the shareholders of Jevic must be effected at an annual or special meeting of shareholders or by unanimous written consent, and specifically may not be effected by written consent of less than all shareholders.

     The provision of the Restated Certificate prohibiting shareholder action by written consent of less than all shareholders may have the effect of delaying consideration of a shareholder proposal until the next annual meeting. This provision would also prevent the holders of a majority of the Voting Power from unilaterally using the written consent procedure to take shareholder action. Moreover, the provisions of the Restated Certificate and By-laws prevent a shareholder from forcing shareholder consideration of a proposal over the opposition of the Board of Directors of Jevic by calling a special meeting of shareholders prior to the time the Board believes such consideration to be appropriate.

     Procedures for Shareholder Nominations and Proposals. The By-laws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of shareholders of Jevic (the "Shareholder Notice Procedure"). Only those shareholder nominees who are nominated in accordance with the Shareholder Notice Procedure will be eligible for election as directors of Jevic. Under the Shareholder Notice Procedure, notice of shareholder nominations to be made at an annual meeting (or of any other business to be brought before such meeting) must be received by Jevic not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting. Moreover, the Shareholder Notice Procedure provides that if the Board of Directors of Jevic has determined that directors will be elected at a special meeting, a shareholder must give written notice to the Secretary of Jevic of any nominations to be brought before a special meeting, not earlier than the 90th day prior to the special meeting and not later than the later of the 60th day prior to the special meeting or the 10th day following the first public announcement by Jevic of the date of the special meeting.

     The By-laws provide that only such business may be conducted at a special meeting as is specified in the notice of meeting. The Shareholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting (i) pursuant to the Company's notice of meeting, (ii) by, or at the direction of, the Board of Directors or (iii) by a shareholder who has given timely written notice (as set forth above) to the Secretary of Jevic of such shareholder's intention to bring such business before such meeting.

     By requiring advance notice of nominations by shareholders, the Shareholder Notice Procedure will afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about such qualifications. By requiring advance notice of other proposed business, the Shareholder Notice Procedure will provide a more orderly procedure for conducting annual meetings of shareholders and, to the extent deemed necessary or desirable by the Board of Directors, will provide the Board of Directors with an opportunity to inform shareholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with the Board of Directors' position regarding action to be taken with respect to such business, so that shareholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the By-laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Jevic and its shareholders.

     Amendment of Jevic Certificate and By-laws. The Restated Certificate provides that the affirmative vote of at least 80 percent of the Voting Power would be required to (i) amend or repeal the provisions of the Restated Certificate with respect to (A) the election of directors and (B) the right to call a special shareholders' meeting and (C) the right to act by written consent, (ii) adopt any provision inconsistent with such provisions and (iii) amend or repeal the provisions of the Restated Certificate with respect to amendments to the Restated Certificate or the By-laws. In addition, the By-laws provide that the amendment or repeal by shareholders of any By-laws made by the Board of Directors of Jevic would require the affirmative vote of at least 80 percent of the Voting Power.

NEW JERSEY SHAREHOLDERS PROTECTION ACT

     The New Jersey Shareholders Protection Act, NJSA 14:10A-1 et seq. (the "New Jersey Act"), prohibits certain New Jersey corporations, such as the Company following this Offering, from entering into certain "business combinations" with an "interested stockholder" (any person who is the beneficial owner of 10% or more of such corporation's outstanding voting securities) for five years after such person became an interested stockholder, unless the business combination or the interested stockholder's acquisition of stock was approved by the corporation's board of directors prior to such interested stockholder's stock acquisition date. After the five-year waiting period has elapsed, a business combination between such corporation and an interested stockholder will be prohibited unless the business combination is approved by the holders of at least two-thirds of the voting stock not beneficially owned by the interested stockholder, or unless the business combination satisfies the New Jersey Act's fair price provision intended to provide that all stockholders (other than the interested stockholders) receive a fair price for their shares.

     The New Jersey Act defines "business combination" to include, among other things, (1) a merger or consolidation between certain corporations and an interested stockholder or such interested stockholder's affiliates; (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested stockholder, which has an aggregate market value equal to 10% or more of the aggregate market value of all of the assets, outstanding stock or income of the corporation or its subsidiaries; (3) the issuance or transfer to the interested stockholder of any stock of the corporation having an aggregate market value equal to or greater than 5% of the corporation's outstanding stock; (4) the adoption of a plan or proposal for the liquidation or dissolution of the corporation proposed by the interested stockholder; (5) any reclassification of securities proposed by the interested stockholder, that has the effect, directly or indirectly, of increasing any class or series of stock that is owned by the interested stockholder; and (6) the receipt by the interested stockholder of any loans or other financial assistance from the corporation.

     The New Jersey Act does not apply to certain business combinations, including those with persons who acquired 10% or more of the voting power of the corporation prior to the time the corporation was required to file periodic reports pursuant to the Securities Exchange Act of 1934 or prior to the time the corporation's securities began to trade on a national securities exchange.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is First Union National Bank, N.A., Charlotte, North Carolina.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 4,348,656 shares of Common Stock. All of these shares (plus up to 570,000 additional shares if the Underwriters exercise their over-allotment option) will be freely tradeable without restriction or further registration (except by affiliates of the Company or persons acting as underwriters) under the Securities Act. None of the 548,656 shares of Common Stock or the 6,309,544 shares of Class A Common Stock (collectively, the "Restricted Shares") may be sold until the expiration of the lock-up periods discussed below or thereafter unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 promulgated under the Securities Act. Market sales of a substantial number of shares of Common Stock, or the availability of such shares for sale in the public market, could adversely affect prevailing market prices of the Common Stock.

     In general, commencing 90 days after the completion of this offering, Rule 144 allows a person who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed affiliates of the Company, to sell, within any three-month period, up to the number of Restricted Shares that does not exceed the greater of (i) one percent of the then outstanding Common Stock (or Common Equity in the case of a sale of Class A Common Stock), and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Shares of Class A Common Stock automatically convert into shares of Common Stock on a share-for-share basis upon disposition to persons outside the Muhlschlegel Family, and Rule 144 would apply to such sales as if they were sales of Common Stock. A person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned his or her Restricted Shares for at least two years would be entitled to sell such Restricted Shares under Rule 144(k) without regard to the volume limitations described above and the other conditions of Rule 144.

     Rule 144A under the Securities Act provides a nonexclusive safe harbor exemption from the registration requirements of the Securities Act for specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer," which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests at least $100 million in securities of unaffiliated issuers. Rule 144A does not extend an exemption to the offer or sale of securities which, when issued, were of the same class as securities listed on a national securities exchange or quoted on Nasdaq. The Common Stock and Class A Common Stock outstanding as of the date of this Prospectus would be eligible for resale under Rule 144A because such shares, when issued, were not of the same class as any listed or quoted securities.

     The Company, its directors and executive officers and current shareholders have agreed not to directly or indirectly sell, grant any option for the sale of or otherwise dispose of or agree to dispose of any Common Stock or Class A Common Stock or any other securities or rights convertible into or exchangeable or exercisable for Common Stock (except for the shares offered pursuant to this offering or directly by the Company pursuant to any employee benefit plan or as consideration for future acquisitions) without the prior written consent of BT Alex. Brown Incorporated on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. Shares may be sold by such directors, officers and shareholders after expiration of such period subject to the volume limitations of Rule 144 noted above. The Company intends to file a registration statement on Form S-8 to register 2,485,820 shares of Common Stock subject to its stock-based employee benefit plans following the date of this Prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, William Blair & Company, L.L.C., and Schroder & Co. Inc. (collectively, the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.


                                                               NUMBER OF
UNDERWRITER                                                     SHARES
-----------                                                     ------
BT Alex. Brown Incorporated.................................
William Blair & Company, L.L.C..............................
Schroder & Co. Inc..........................................

                                                               ---------
     Total..................................................   3,800,000
                                                               =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby, if any of such shares are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $       per share. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $       per share to certain other dealers. After commencement of the initial public offering, the offering price and other selling terms may be changed by the Representatives.

     Each of Harry and Karen Muhlschlegel (the "Option Shareholders") have granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 285,000 additional shares of Common Stock (for a total of 570,000 shares) at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. See "Principal Shareholders" and "Certain Transactions." To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares offered by the Company hereunder, and the Option Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,800,000 shares are being offered.

     To facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this Offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the syndicate of Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

     The Company and the Option Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company, its directors and executive officers and current shareholders have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, except upon the exercise of currently outstanding stock options, without the prior written consent of BT Alex. Brown Incorporated. See "Shares Eligible for Future Sale."

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL OPINIONS

     The validity of the issuance of the shares offered hereby will be passed upon for the Company by Pepper, Hamilton & Scheetz LLP. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The Financial Statements and Financial Statement Schedule of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement on Form S-1 under the Securities Act with the Securities and Exchange Commission (the "Commission") in Washington D.C. with respect to the shares offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. This information is also available from the Commission's Internet web site at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, will be filed with the Commission through EDGAR. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                           JEVIC TRANSPORTATION, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----

Report of Independent Public Accountants....................  F-2

Balance Sheets..............................................  F-3

Statements of Income........................................  F-4

Statements of Shareholders' Equity..........................  F-5

Statements of Cash Flows....................................  F-6

Notes to Financial Statements...............................  F-7

After the recapitalization and reclassification discussed in Note 12 to the financial statements is effected, we will be in a position to render the following report.

                                               ARTHUR ANDERSEN LLP

Philadelphia, Pa.

October 2, 1997


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Jevic Transportation, Inc.:

We have audited the accompanying balance sheets of Jevic Transportation, Inc. (a New Jersey corporation) as of December 31, 1995 and 1996, and the related statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jevic Transportation, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Philadelphia, Pa.
February 19, 1997 (except with respect to the matters discussed in Note 12, as to which the date is_______________ 1997)

                           JEVIC TRANSPORTATION, INC.
                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

                                                           DECEMBER 31,         JUNE 30, 1997
                                                         -----------------   -------------------
                                                          1995      1996     ACTUAL    PRO FORMA
                        ASSETS                           -------   -------   -------   ---------
                                                                                 (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents............................  $ 1,146   $ 2,403   $ 4,842    $   842
  Accounts receivable, less allowance for doubtful
     accounts of $814, $999 and $1,381.................   14,480    17,123    18,693     18,693
  Prepaid expenses and other...........................    3,330     2,335     3,421      3,421
  Deferred income taxes................................       94       174       209      1,823
                                                         -------   -------   -------    -------
     Total current assets..............................   19,050    22,035    27,165     24,779
PROPERTY AND EQUIPMENT, net............................   46,958    58,967    67,426     68,726
OTHER ASSETS...........................................      419     1,353     1,456      1,456
                                                         -------   -------   -------    -------
                                                         $66,427   $82,355   $96,047    $94,961
                                                         =======   =======   =======    =======
         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt....................  $ 6,893   $ 9,422   $12,613    $20,613
  Current portion of capital lease obligations.........      968     1,260       880        880
  Accounts payable.....................................    6,644     7,365     4,015      4,015
  Accrued salaries, wages and benefits.................    1,465     2,226     4,167      4,167
  Other accrued expenses...............................    1,821     2,995     3,878      3,878
  Claims and insurance reserves........................    2,766     3,385     3,431      3,431
  State income taxes payable...........................       --        54       114        114
  Deferred freight revenues............................    1,220     1,245     1,409      1,409
                                                         -------   -------   -------    -------
     Total current liabilities.........................   21,777    27,952    30,507     38,507
                                                         -------   -------   -------    -------
LONG-TERM DEBT.........................................   24,484    28,855    36,910     36,910
                                                         -------   -------   -------    -------
CAPITAL LEASE OBLIGATIONS..............................    1,250        --        --         --
                                                         -------   -------   -------    -------
DEFERRED INCOME TAXES..................................      680       984     1,094     10,708
                                                         -------   -------   -------    -------
OTHER LIABILITIES......................................       --       493       308        308
                                                         -------   -------   -------    -------
COMMITMENTS AND CONTINGENCIES
  (Notes 7 and 11)
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value, 10,000,000 shares
     authorized; none issued and outstanding...........       --        --        --         --
  Common stock, no par value, 40,000,000 shares
     authorized; none issued and outstanding...........       --        --        --         --
  Class A Common Stock, no par value, 10,000,000 shares
     authorized; 6,858,200 shares issued and
     outstanding.......................................       --        --        --         --
  Additional paid-in capital...........................    1,014     1,128     1,128      8,528
  Retained earnings....................................   17,222    22,943    26,100         --
                                                         -------   -------   -------    -------
     Total shareholders' equity........................   18,236    24,071    27,228      8,528
                                                         -------   -------   -------    -------
                                                         $66,427   $82,355   $96,047    $94,961
                                                         =======   =======   =======    =======

        The accompanying notes are an integral part of these statements.

                           JEVIC TRANSPORTATION, INC.
                              STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                              ------------------------------   -----------------
                                                1994       1995       1996      1996      1997
                                              --------   --------   --------   -------   -------
                                                                                  (UNAUDITED)
OPERATING REVENUES..........................  $119,299   $125,973   $154,799   $73,568   $90,417
                                              --------   --------   --------   -------   -------
OPERATING EXPENSES:
  Salaries, wages and benefits..............    58,276     67,541     81,215    39,659    46,583
  Supplies and other expenses...............    30,553     30,290     32,824    16,231    17,371
  Purchased transportation..................     4,019      5,608     10,761     5,518     8,595
  Depreciation and amortization.............     4,395      6,445      8,732     4,031     5,382
  Operating taxes and licenses..............     7,369      7,767      8,722     4,318     4,302
  Insurance and claims......................     3,141      2,612      3,325     1,772     1,975
  (Gain) loss on sales of equipment.........      (191)      (340)      (170)     (127)      100
                                              --------   --------   --------   -------   -------
                                               107,562    119,923    145,409    71,402    84,308
                                              --------   --------   --------   -------   -------
       Operating income.....................    11,737      6,050      9,390     2,166     6,109
INTEREST EXPENSE, net.......................     1,080      1,773      2,966     1,386     1,629
OTHER, net..................................      (106)      (153)      (200)      (48)      (55)
                                              --------   --------   --------   -------   -------
       Income before state income taxes.....    10,763      4,430      6,624       828     4,535
STATE INCOME TAXES..........................       351        191        429        80       180
                                              --------   --------   --------   -------   -------
NET INCOME..................................  $ 10,412   $  4,239   $  6,195   $   748   $ 4,355
                                              ========   ========   ========   =======   =======
PRO FORMA DATA (UNAUDITED) (Note 2):
  Income before income taxes................                        $  6,624   $   828   $ 4,535
  Pro forma income taxes....................                           2,775       347     1,888
                                                                    --------   -------   -------
  Pro forma net income......................                        $  3,849   $   481   $ 2,647
                                                                    ========   =======   =======
  Pro forma net income per share............                        $   0.49   $  0.06   $  0.34
                                                                    ========   =======   =======
  Shares used in computing pro forma net
     income per share.......................                           7,843     7,843     7,843
                                                                    ========   =======   =======

        The accompanying notes are an integral part of these statements.

                           JEVIC TRANSPORTATION, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

                                                  CLASS A
                                                COMMON STOCK
                                             ------------------     ADDITIONAL      RETAINED
                                              SHARES     AMOUNT   PAID-IN CAPITAL   EARNINGS    TOTAL
                                             ---------   ------   ---------------   --------   -------
Balance, December 31, 1993.................  6,858,200       --       $1,014        $ 7,232    $ 8,246
  Net income...............................         --       --           --         10,412     10,412
  Net distributions to shareholders........         --       --           --           (956)      (956)
                                             ---------   ------       ------        -------    -------
Balance, December 31, 1994.................  6,858,200       --        1,014         16,688     17,702
  Net income...............................         --       --           --          4,239      4,239
  Dividend to shareholders on purchase of
     facility..............................         --       --           --           (681)      (681)
  Net distributions to shareholders........         --       --           --         (3,024)    (3,024)
                                             ---------   ------       ------        -------    -------
Balance, December 31, 1995.................  6,858,200       --        1,014         17,222     18,236
  Net income...............................         --       --           --          6,195      6,195
  Contribution of capital..................         --       --          114             --        114
  Net distributions to shareholders........         --       --           --           (474)      (474)
                                             ---------   ------       ------        -------    -------
Balance, December 31, 1996.................  6,858,200       --        1,128         22,943     24,071
  Net income (unaudited)...................         --       --           --          4,355      4,355
  Net distributions to shareholders
     (unaudited)...........................         --       --           --         (1,198)    (1,198)
                                             ---------   ------       ------        -------    -------
Balance, June 30, 1997 (unaudited).........  6,858,200       --       $1,128        $26,100    $27,228
                                             =========   ======       ======        =======    =======

        The accompanying notes are an integral part of these statements.

                           JEVIC TRANSPORTATION, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                 ---------------------------   -----------------
                                                  1994      1995      1996      1996      1997
                                                 -------   -------   -------   -------   -------
                                                                                  (UNAUDITED)
OPERATING ACTIVITIES:
  Net income...................................  $10,412   $ 4,239   $ 6,195   $   748   $ 4,355
  Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization...........    4,395     6,445     8,732     4,031     5,382
       (Gain) loss on sales of equipment.......     (191)     (340)     (170)     (127)      100
       Provision for doubtful accounts.........      758        84       629       184       483
       Deferred state income taxes.............     (112)      185       224        --        75
       Changes in operating assets and
          liabilities --
          Increase in accounts receivable......   (4,310)   (1,735)   (3,272)   (2,931)   (2,053)
          (Increase) decrease in prepaid
            expenses and other.................      (23)     (454)      245      (550)   (1,086)
          (Increase) decrease in other
            assets.............................      191      (221)     (934)      (80)     (103)
          Increase (decrease) in accounts
            payable............................    1,399     1,749       721      (970)   (3,350)
          Increase in accrued salaries, wages
            and benefits.......................       25       349       761     1,200     1,941
          Increase (decrease) in other accrued
            expenses...........................      (57)      594     1,667     1,674       698
          Increase in claims and insurance
            reserves...........................      888       878       619       479        46
          Increase (decrease) in state income
            taxes payable......................      138      (138)       54       (21)       60
          Increase in deferred freight
            revenues...........................      150       180        25       152       163
                                                 -------   -------   -------   -------   -------
            Net cash provided by operating
               activities......................   13,663    11,815    15,496     3,789     6,711
                                                 -------   -------   -------   -------   -------
INVESTING ACTIVITIES:
  Proceeds from sales of equipment.............      750       742       108        19       241
  Purchases of property and equipment..........  (14,583)  (17,740)  (20,679)  (11,413)  (14,180)
                                                 -------   -------   -------   -------   -------
            Net cash used in investing
               activities......................  (13,833)  (16,998)  (20,571)  (11,394)  (13,939)
                                                 -------   -------   -------   -------   -------
FINANCING ACTIVITIES:
  Net repayments on line of credit.............   (1,250)       --        --        --        --
  Payments of long-term debt...................   (4,771)   (6,430)   (9,210)   (3,363)   (4,294)
  Proceeds from issuance of long-term debt.....    9,889    14,687    16,110    11,675    15,539
  Payments of capital lease obligations........     (617)     (753)     (958)     (403)     (380)
  Net contributions from (distributions to)
     shareholders..............................     (956)   (3,774)      390       839    (1,198)
                                                 -------   -------   -------   -------   -------
            Net cash provided by financing
               activities......................    2,295     3,730     6,332     8,748     9,667
                                                 -------   -------   -------   -------   -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..................................    2,125    (1,453)    1,257     1,143     2,439
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD.......................................      474     2,599     1,146     1,146     2,403
                                                 -------   -------   -------   -------   -------
CASH AND CASH EQUIVALENTS, END OF PERIOD.......  $ 2,599   $ 1,146   $ 2,403   $ 2,289   $ 4,842
                                                 =======   =======   =======   =======   =======

        The accompanying notes are an integral part of these statements.

                           JEVIC TRANSPORTATION, INC.
                         NOTES TO FINANCIAL STATEMENTS
               (INFORMATION AS OF JUNE 30, 1997, AND FOR THE SIX
               MONTHS ENDED JUNE 30, 1996 AND 1997, IS UNAUDITED)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BACKGROUND

     Jevic Transportation, Inc. (the "Company") is a motor carrier engaged in interregional and regional transportation of general commodity freight.

INTERIM FINANCIAL STATEMENTS

     The financial statements as of and for the six months ended June 30, 1996 and 1997 are unaudited. In the opinion of management, this financial information includes all adjustments, consisting of normal recurring adjustments, necessary to fairly present the financial information set forth. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Major additions and improvements are capitalized, while maintenance and repairs that do not improve or extend the life of assets are charged to expense as incurred. Gain or loss on retirement or disposal of assets is included in income. For like-kind exchanges, any excess of the trade-in allowance over the net book value of the traded asset is deferred in the basis of the new asset.

     Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Revenue equipment                              3 to 10 years (10% to 20% salvage value)
Furniture and fixtures and other equipment     5 to 10 years
Building                                       35 years
Leasehold improvements                         lease term

TIRES

     The cost of original tires on revenue equipment is included in and depreciated as part of the total revenue equipment cost. Replacement tires are charged to expense when placed in service.

OTHER ASSETS

     At December 31, 1995 and 1996 and June 30, 1997, other assets include $350,000, $507,000 and $600,000, respectively, of cash surrender value related primarily to a $3,000,000 life insurance policy on the Company's Chief Executive Officer, net of loans of $121,000.

                           JEVIC TRANSPORTATION, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF JUNE 30, 1997, AND FOR THE SIX
               MONTHS ENDED JUNE 30, 1996 AND 1997, IS UNAUDITED)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

REVENUE RECOGNITION

     The Company recognizes revenue in accordance with the Emerging Issues Task Force of the Financial Accounting Standards Board Issue 91-9, "Revenue and Expense Recognition in Freight Services in Process." Although the Company moves freight under contractual arrangements with its shippers, revenue is recognized on the delivery date rather than pick-up date. At December 31, 1995 and 1996 and June 30, 1997, the Company had deferred freight revenues of $1,220,000, $1,245,000 and $1,409,000, respectively.

CLAIMS AND INSURANCE RESERVES

     Claims and insurance reserves reflect the estimated cost of claims for cargo loss and damage, bodily injury and property damage, collision, workers' compensation and group health that are less than the Company's insurance deductibles (see Note 11). The related costs are charged to insurance and claims expense except for workers' compensation and group health, which are charged to salaries, wages and benefits.

INCOME TAXES

     Effective January 1, 1990, the Company elected to be taxed pursuant to Subchapter S of the Internal Revenue Code. Under those provisions, the income of the Company is taxed at the shareholder level. The Company has also elected S Corporation status in certain states. The Company does, however, record a provision for state income taxes related to states that do not or only partially recognize S corporations. The Company periodically makes distributions to its shareholders to fund their personal tax liabilities resulting from the Company's taxable income.

     The Company accounts for certain income and expense items for financial reporting purposes differently than for income tax purposes. The principal differences relate to the use of accelerated tax depreciation for income tax purposes and certain financial statement reserves that are not currently deductible for income tax purposes. At June 30, 1997, net assets for financial reporting purposes exceed those reflected for income tax purposes by approximately $22,130,000.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets and liabilities are expected to be recovered or settled.

     Immediately preceding the Company's proposed initial public offering (see
Note 12), the Company will terminate its S Corporation status and will become subject to federal and state income taxes. Upon terminating its S Corporation status, the Company will record a tax provision for an increase in its net deferred tax liability estimated at $8 million as of June 30, 1997 (see Note 2).

SUPPLEMENTAL CASH FLOW INFORMATION

     For the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997, the Company paid interest of $1,183,000, $1,886,000, $3,120,000, $1,363,000 and $1,722,000, respectively, and state income taxes of $282,000, $425,000, $234,000, $168,000 and $140,000,
respectively.

     The Company financed $1,034,000 of property and equipment purchases with capital leases for the year ended December 31, 1994. In 1994, the Company refinanced $563,000 of installment notes.

     In March 1995, the Company purchased an operating facility from its shareholders, and in December 1995, the Company recorded a receivable of $750,000 from its shareholders related to income taxes, which was repaid in 1996 (see Note 10).

                           JEVIC TRANSPORTATION, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF JUNE 30, 1997, AND FOR THE SIX
               MONTHS ENDED JUNE 30, 1996 AND 1997, IS UNAUDITED)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

     The Company accounts for equipment purchases that involve trade-ins as like-kind exchanges. Accordingly, for the year ended December 31, 1996 and for the six months ended June 30, 1997, purchases of property and equipment are presented net of trade-in allowances of $7,188,000 and $3,638,000, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

     In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company continually evaluates whether later events or circumstances have occurred that would indicate that the remaining estimated useful life of a long-lived asset may warrant revision or that the remaining balance may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted cash flows over the remaining life of the asset to measure recoverability. SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. The adoptions did not have an effect on the Company's financial condition or results of operations.

     In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." This statement is effective for fiscal years ending after December 15, 1997, and, when adopted, will require restatement of prior years' earnings per share. The adoption of SFAS No. 128 will not have a material effect on the pro forma net income per share reported in the accompanying financial statements.

2. PRO FORMA DATA (UNAUDITED)

PRO FORMA BALANCE SHEET DATA

     The pro forma balance sheet of the Company as of June 30, 1997 reflects (i) a $10 million distribution to certain current shareholders of the Company using $4 million of cash and $6 million of borrowings on the Company's line of credit,
(ii) the Company's purchase of its Charlotte facility from certain of its current shareholders for $2 million, resulting in a $700,000 deemed distribution and (iii) an increase in the Company's net deferred tax liability (estimated at $8 million as of June 30, 1997) which will be recorded as a non-cash charge result of terminating its S Corporation status shortly before the effective date of the Offering. The net deferred income tax liability represents net tax assets and liabilities as of the termination of the Company's S Corporation status, and will be recorded as an income tax provision in the quarter in which the proposed initial public offering is completed. The actual adjustment to the net deferred tax liability will reflect the effect of the operations from July 1, 1997 through the termination of the S Corporation status.

     The significant items comprising the Company's pro forma net deferred tax liability as of June 30, 1997, are as follows:


Deferred Tax Assets (Liabilities):
  Allowance for doubtful accounts...........................  $    552
  Claims and insurance reserves.............................     1,442
  Accrued expenses and other................................       114
  Property and equipment....................................   (10,708)
  Prepaid licenses and permits..............................      (285)
                                                              --------
                                                              $ (8,885)
                                                              ========

                           JEVIC TRANSPORTATION, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF JUNE 30, 1997, AND FOR THE SIX
               MONTHS ENDED JUNE 30, 1996 AND 1997, IS UNAUDITED)

2. PRO FORMA DATA (UNAUDITED) -- CONTINUED

PRO FORMA STATEMENT OF OPERATIONS DATA

     Pro forma income before income taxes for the year ended December 31, 1996, and the six months ended June 30, 1996 and 1997 reflects the Company's purchase of its Charlotte facility from certain of its current shareholders, as if the purchase occurred on January 1, 1996, resulting in increased annual depreciation and interest expense of $70,000 and $190,000, respectively and decreased annual rent expense of $260,000.

     Immediately preceding the proposed initial public offering, the Company will terminate its status as an S Corporation and will be subject to federal and state income taxes. Accordingly, pro forma income taxes for the year ended December 31, 1996 and the six months ended June 30, 1996 and 1997 reflect the income taxes that would have been recorded had the Company been a C Corporation, based on the tax laws in effect during the respective periods. The pro forma provision for income taxes consists of the following:

                                                                              SIX MONTHS
                                                                            ENDED JUNE 30,
                                                          YEAR ENDED       ----------------
                                                       DECEMBER 31, 1996   1996      1997
                                                       -----------------   ----      ----
Current provision:
  Federal............................................       $  288         $282     $1,015
  State..............................................           40           65        149
Deferred provision...................................        2,447           --        724
                                                            ------         ----     ------
                                                            $2,775         $347     $1,888
                                                            ======         ====     ======

     Pro forma income taxes do not include a one-time, non-cash income tax provision (estimated at $8 million as of June 30, 1997) related to the recognition of an increase in the net deferred tax liability that will be recorded by the Company upon terminating its S Corporation status.

     The difference between the federal statutory income tax rate and the pro forma effective income tax rate for the year ended December 31, 1996, is as follows:


Federal statutory rate......................................    34.0%
State income taxes, net of federal benefit..................     4.7
Non deductible expenses.....................................     3.2
                                                                ----
                                                                41.9%
                                                                ====


PRO FORMA NET INCOME PER SHARE

     Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the respective periods, adjusted for the effect of dilutive common stock options, and after giving effect to the estimated number of shares that would be required to be sold (assuming an initial public offering price of $13.00 per share, less underwriting discounts and commissions and estimated offering expenses) to fund a $10 million distribution to the current shareholders.

3. RISKS AND UNCERTAINTIES

     The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, general economic factors, availability of employee drivers and owner-operators, capital requirements, competition, acquisition of revenue equipment, unionization, fuel, seasonality, claims exposure and insurance costs, difficulty in managing growth, regulation, environmental hazards and dependence on key personnel.

                           JEVIC TRANSPORTATION, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF JUNE 30, 1997, AND FOR THE SIX
               MONTHS ENDED JUNE 30, 1996 AND 1997, IS UNAUDITED)

3. RISKS AND UNCERTAINTIES -- CONTINUED

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company does not require collateral or other securities to support customer receivables. A significant portion of the Company's operating revenues is derived from sales to customers in the chemical industry, and the majority of the Company's operating revenues are derived from sales to customers located in the Northeast. However, no single customer accounts for more than 10% of the Company's operating revenues.

4. PROPERTY AND EQUIPMENT

                                                             DECEMBER 31,
                                                          ------------------   JUNE 30,
                                                           1995       1996       1997
                                                          -------   --------   --------
                                                                 (IN THOUSANDS)
Revenue equipment.......................................  $43,196   $ 60,214   $ 68,938
Furniture and fixtures and other equipment..............    8,121      9,689     10,831
Land and building.......................................    7,685      9,001      9,583
Leasehold improvements..................................    2,434      2,531      2,555
Construction in progress................................       67        104        155
                                                          -------   --------   --------
                                                           61,503     81,539     92,062
Less - Accumulated depreciation and amortization........  (14,545)   (22,572)   (24,636)
                                                          -------   --------   --------
                                                          $46,958   $ 58,967   $ 67,426
                                                          =======   ========   ========

     At December 31, 1995 and 1996 and June 30, 1997, total property and equipment under capital leases was $4,122,000, with accumulated amortization of $1,961,000, $2,639,000 and $3,242,000, respectively.

5. LINE OF CREDIT

     The Company has a $7 million unsecured revolving line of credit with a bank. Each draw on the line bears interest at a fixed rate, as defined, or at a rate based on prime or LIBOR, as selected by the Company. Interest on the line is payable monthly, and the line extends through June 1998. There were no borrowings on the line during 1996. At June 30, 1997, $6.8 million was available under the line as $200,000 in stand-by letters of credit were outstanding. In addition, the Company has $575,000 of stand-by letters of credit outstanding with another bank.

     The line is cross-defaulted with certain long-term debt and the equipment line (see Note 6). The corresponding loan agreement requires the Company to maintain certain financial and nonfinancial covenants, as defined, the most restrictive of which limits the payment of dividends to 50% of the Company's net income, as defined.

                           JEVIC TRANSPORTATION, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF JUNE 30, 1997, AND FOR THE SIX
               MONTHS ENDED JUNE 30, 1996 AND 1997, IS UNAUDITED)

6. LONG-TERM DEBT

                                                                DECEMBER 31,
                                                              -----------------   JUNE 30,
                                                               1995      1996       1997
                                                              -------   -------   --------
                                                                     (IN THOUSANDS)
Various installment notes, monthly principal payments plus
  interest at rates ranging from 5.6% to 9.0%,
  collateralized by revenue and other equipment, due through  $21,667   $25,090   $30,863
  September 2003............................................
Term notes with bank, monthly principal payments plus
  interest at rates ranging from 5.9% to 8.4%,
  collateralized by revenue equipment, due through December
  2001......................................................    3,111     7,685    13,194
Mortgage note, monthly payments of principal and interest of
  $45,000, final balloon payment of $4,628,000 due October
  2005, interest at 8.4%, collateralized by the Delanco
  facility..................................................    5,573     5,502     5,466
Term note with shareholders, repaid in 1996.................    1,026        --        --
                                                              -------   -------   -------
                                                               31,377    38,277    49,523

Less - Current portion......................................   (6,893)   (9,422)  (12,613)
                                                              -------   -------   -------
                                                              $24,484   $28,855   $36,910
                                                              =======   =======   =======

     Aggregate maturities of long-term debt at December 31, 1996, are as follows:


1997........................................................  $ 9,422
1998........................................................    7,316
1999........................................................    5,818
2000........................................................    4,276
2001........................................................    3,740
Thereafter..................................................    7,705
                                                              -------
                                                              $38,277
                                                              =======


     The Company has an $18 million equipment line with a bank for purchases of revenue equipment. Upon the funding of the equipment purchases, the related borrowings under the line are converted to a term note bearing interest at a fixed rate, as defined, or at a rate based on prime or LIBOR, as selected by the Company. At June 30, 1997, $4,806,000 was available under the equipment line. The equipment line and certain term notes are cross-defaulted with the revolving line of credit (see Note 5).

7. LEASE COMMITMENTS

     The Company leases office space, maintenance facilities and certain revenue equipment under capital and operating leases expiring on various dates through 2000. The Company leases two operating facilities from its shareholders (see
Note 10). The lease payments on these facilities are $9,520 per month through December 1998, with three five-year renewal options, and $21,785 per month through March 2000, with two five-year renewal options, respectively.

     At June 30, 1997, the Company is liable under terms of noncancelable leases for the following future minimum lease commitments:

                           JEVIC TRANSPORTATION, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF JUNE 30, 1997, AND FOR THE SIX
               MONTHS ENDED JUNE 30, 1996 AND 1997, IS UNAUDITED)

7. LEASE COMMITMENTS -- CONTINUED

                                                          CAPITAL   OPERATING   RELATED-PARTY
                                                          LEASES     LEASES        LEASES
                                                          -------   ---------   -------------
                                                                    (IN THOUSANDS)
  1997                                                     $906      $1,936        $  188
  1998                                                       --       2,952           376
  1999                                                       --       1,617           376
  2000                                                       --         547           180
  2001                                                       --          --           114
                                                           ----      ------        ------
Total minimum lease payments............................    906      $7,052        $1,234
                                                                     ======        ======
Less - Amount representing interest.....................    (26)
                                                           ----
Present value of future capital lease payments..........   $880
                                                           ====

     Rent expense for all operating leases was $8,735,000, $6,873,000, $5,234,000, $3,021,000 and $2,182,000 for the years ended December 31, 1994,
1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively, of which $569,000, $425,000, $376,000, $188,000 and $188,000, respectively, were on related-party leases.

8. EMPLOYEE BENEFIT PLAN

     The Company maintains a defined contribution 401(k) profit-sharing plan for all eligible employees. Employer contributions to the plan are based on matching employee contributions and an annual discretionary contribution determined by the shareholders. The Company's total contributions for the years ended December 31, 1994, 1995 and 1996, and for the six months ended June 30, 1997, were $343,000, $443,000, $551,000 and $306,000, respectively.

9. STOCK OPTION PLAN

     In 1994, the Company adopted the 1994 Stock Option Plan (the "Option Plan") that permits the grant of options to purchase shares of the Company's Common Stock. The Option Plan allows the granting of incentive and nonqualified stock options to employees, directors and consultants at exercise prices not less than the fair market value of the Company's Common Stock on the date of grant. The option grants and related vesting periods are determined by the Board of Directors.

     In December 1994, the Company granted options to purchase 685,820 shares of Common Stock to key employees, under the Option Plan, at an exercise price of $8.49 per share, representing fair market value on the grant date, as determined by the Board of Directors. The options vest at the end of ten years or over a five-year period if there is an initial public offering, as defined (see Note
12). In 1995, 1996 and for the six months ended June 30, 1997, no options were granted, exercised or canceled. As of June 30, 1997, no options were exercisable and no additional shares were available under the Option Plan.

     In 1997, the Company adopted the 1997 Incentive Plan (the "Incentive Plan") that permits the grant of options to purchase a total of 1,500,000 shares of the Company's Common Stock. The Incentive Plan allows the granting of incentive and nonqualified stock options to employees, directors and consultants at terms determined by the Board of Directors. At June 30, 1997, no options were outstanding under the Incentive Plan. However, in connection with its proposed initial public offering (see Note 12), the Company plans to grant options to purchase approximately 600,000 shares of Common Stock at $13 per share.

                           JEVIC TRANSPORTATION, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF JUNE 30, 1997, AND FOR THE SIX
               MONTHS ENDED JUNE 30, 1996 AND 1997, IS UNAUDITED)

10. RELATED-PARTY TRANSACTIONS

     Through March 1995, the Company leased an operating facility from its shareholders. The lease payment on this facility was $38,080 per month. Effective March 31, 1995, the Company purchased this facility from its shareholders for $5,542,000. The Company assumed the shareholders' mortgage debt of $4,402,000 and issued a note to its shareholders for $1,140,000 in consideration for the facility (see Note 6). As required by generally accepted accounting principles, the Company recorded the purchased facility at the shareholders' historical carrying value as of the purchase date, with the excess consideration of $681,000 recorded as a dividend. The Company continues to lease two facilities from its shareholders (see Note 7). Subsequent to June 30, 1997, the Company intends to purchase one of these facilities from its shareholders in consideration of assuming the related mortgage loan. The shareholders' historical carrying value as of June 30, 1997 was $1,300,000, and the mortgage loan was $1,999,000. The difference, as of the purchase date, will be recorded as a dividend.

     The Company periodically makes distributions to its shareholders to fund their estimated personal tax liabilities. Due to overpayments in 1995, the Company had a receivable from shareholders of $750,000 in prepaid expenses and other at December 31, 1995. This amount was repaid by the shareholders in 1996. In 1997, the Company loaned $438,000 to two trusts controlled by the Company's shareholders in exchange for 5.83% notes due in October 1998. The notes are collateralized by the Company common stock held by the trusts, and are included in prepaid expenses and other in the accompanying balance sheet at June 30, 1997.

     In February 1996, Jevic Transportation Services, Inc. ("JTS"), a freight brokerage company owned by certain of the Company's shareholders, began operations. During 1996 and for the six months ended June 30, 1997, the Company recorded sales of $105,000 and $111,000, respectively, to JTS and incurred purchased transportation expenses of $46,000 and $346,000, respectively, with JTS. At December 31, 1996 and June 30, 1997, $43,000 and $71,000, respectively, is included in accounts receivable and $19,000 and $32,000, respectively, is included in accounts payable, related to transactions with JTS. JTS is expected to be merged into the Company after the offering. JTS had gross revenues of approximately $1.0 million for 1996 and $1.2 million for the six months ended June 30, 1997. JTS had net income of approximately $34,000 for 1996 and $57,000 for the six months ended June 30, 1997. Certain current shareholders will receive $125,000 from the Company in exchange for their JTS stock in the merger, which is equal to their capital investment in JTS. The merger will be accounted for as a combination of companies under common control.

11. CONTINGENCIES

     The Company's risk retention amounts per occurrence are as follows:


Workers' compensation.......................................  $250,000
Liability - bodily injury and property damage...............    20,000
Employee medical and hospitalization........................    75,000
Cargo loss and damage.......................................     5,000
Collision...................................................    25,000


     The Company has excess primary coverage on a per-claim and aggregate basis beyond the deductible levels and also maintains umbrella policies to supplement the primary liability coverage.

     The liabilities for self-insured retention are included in claims and insurance reserves based on claims incurred, with liabilities for unsettled claims and claims incurred but not yet reported being estimated based on management's evaluation of the nature and severity of individual claims and the Company's past claims experience. Actual results may vary from management's estimates.

     The Company has outstanding letters of credit at June 30, 1997 totaled $775,000 to cover workers' compensation insurance claims.

                           JEVIC TRANSPORTATION, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
               (INFORMATION AS OF JUNE 30, 1997, AND FOR THE SIX
               MONTHS ENDED JUNE 30, 1996 AND 1997, IS UNAUDITED)

11. CONTINGENCIES -- CONTINUED

     The Company is involved in certain legal actions arising in the ordinary course of business. Management believes that the outcome of such actions will not have a material adverse effect on the Company's financial position or results of operations.

     From time to time the Company enters into agreements with fuel suppliers to purchase a portion of its estimated fuel requirements at fixed prices. The Company is a party to agreements with two fuel suppliers to purchase approximately 40% of its estimated fuel needs through March 1998 at fixed prices.

12. RECAPITALIZATION AND RECLASSIFICATION

     The Company is contemplating an initial public offering of 3,800,000 shares of its Common Stock. In connection therewith, on August 12, 1997, the Company's Certificate of Incorporation was amended to reclassify the Common Stock into two series: Class A Common Stock, no par value, 300 shares authorized, and Common Stock, no par value, 1,200 shares authorized. In addition, all outstanding shares were reclassified as Class A Common Stock. Holders of the Class A Common Stock are entitled to two votes per share and holders of Common Stock are entitled to one vote per share.

     On ________, 1997, the Company's Board of Directors and shareholders approved an amendment to the Company's Certificate of Incorporation, authorizing 10,000,000 shares of no par value Preferred Stock, 10,000,000 shares of no par value Class A Common Stock and 40,000,000 shares of no par value Common Stock. In addition, the Company effected a 34,291-for-one split of its Common Stock. The Common Stock reclassification, increases in authorized shares and stock split have been retroactively reflected in the accompanying financial statements.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----

Prospectus Summary....................      3
Risk Factors..........................      7
Use of Proceeds.......................     12
Prior S Corporation Status............     13
Dividend Policy.......................     13
Capitalization........................     14
Dilution..............................     15
Selected Financial and Operating
  Data................................     16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     18
Industry Overview.....................     24
Business..............................     25
Management............................     35
Certain Transactions..................     42
Principal Shareholders................     43
Description of Capital Stock..........     44
Shares Eligible for Future Sale.......     48
Underwriting..........................     49
Legal Opinions........................     50
Experts...............................     50
Additional Information................     50
Index to Financial Statements.........    F-1


                               ------------------

     UNTIL            , 1997 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,800,000 SHARES

                                  [JEVIC LOGO]

                                  COMMON STOCK

                               ------------------
                                   PROSPECTUS
                               ------------------

                                 BT ALEX. BROWN

                            WILLIAM BLAIR & COMPANY

                              SCHRODER & CO. INC.

                                           , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemized statement of all estimated expenses, all of which will be paid by the Company, in connection with the issuance and distribution of the securities being registered:



                     NATURE OF EXPENSE                          AMOUNT
                     -----------------                          ------

SEC Registration Fee........................................  $   18,540
NASD Fee....................................................       6,618
Nasdaq Listing and Entry Fee................................      44,146
Printing and engraving fees.................................     120,000
Registrant's counsel fees and expenses......................     175,000
Accounting fees and expenses................................     150,000
Transfer agent and registrar fees...........................       5,000
Directors' and officers' liability insurance................     280,000
Miscellaneous...............................................         696
                                                              ----------
  TOTAL.....................................................  $  800,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 14A:2-7(3) of the New Jersey Business Corporation Act (the "NJBCA") permits New Jersey corporations to eliminate or limit the liability of directors for breach of any duty owed to the Company or its shareholders, except for any breach of duty based upon an act or omission (a) in breach of such director's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by the director of an improper personal benefit. The last paragraph of Article FIFTH of the Company's Restated Certificate of Incorporation and Section 14 of Article III of the Company's By-laws eliminate liability of directors for breach of any duty to the Company or its shareholders to the extent permitted by the NJBCA.

     Section 14A:3-5 of the NJBCA permits each New Jersey business corporation to indemnify a "corporate agent" against expenses and liability in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation (unless the corporate agent shall have been adjudged not liable to the corporation or shall have been adjudged liable, but in view of all the circumstances in the case, the court in which such proceeding was brought shall determine that such corporate agent is fairly and reasonably entitled to indemnity), if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. Such indemnification may only be made by the corporation as authorized in a specific case upon a determination (by the board of directors of the corporation, a committee thereof, independent legal counsel via a written opinion or by the shareholders (if the board so directs)) that indemnification is proper because the corporate agent has met the applicable standard of conduct. The NJBCA defines a "corporate agent" as any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent.
Article X of the Company's By-laws provides that the Company shall indemnify any director or officer of the Company and may indemnify any other corporate agent to the full extent permitted by Section 14A:3-5 of the NJBCA. To the extent that a corporate agent has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in NJBCA Section 14A:3-5(2) or (3), or in defense of any claim, issue or matter therein, he or she shall be indemnified by the Company against expenses in connection therewith. Such expenses may be paid by the Company in advance of the final disposition of the action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification. The Appendix to Article X of the Company's By-laws prescribes procedures for the submission and determination of claims for indemnification, including procedures regarding the determination of whether a corporate agent has met the applicable standard of conduct.

     Section 14A:3-5(9) of the NJBCA permits, and Article X of the Company's By-laws provides, that any corporate agent may be insured by insurance purchased and maintained by the Company against any expenses incurred in any proceeding and any liabilities asserted against him or her in his or her capacity as a corporate agent, whether or not the Company would have the power to indemnify him or her against any such liability. In this regard, the Company maintains a policy insuring it and its directors and officers against certain liabilities, including liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has not sold any securities other than the grant of options to purchase a total of 685,820 shares of Common Stock as of December 31, 1994. The Company believes that such stock option grants were exempt from registration under the Securities Act by virtue of the exemption provided by Section 4(2) thereof for transactions not involving a public offering, since such options were granted to a limited number of executive officers of the Company who, in each case, had access to financial and other relevant data concerning the Company, its financial condition, business and assets. In addition, the Company believes that such stock option grants were exempt from registration under the Securities Act by virtue of the exemption provided by Rule 701 under said Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS:


 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------

1.1    --   Form of Underwriting Agreement.**

3.1    --   Form of Restated Certificate of Incorporation of the
            Company.**

3.2    --   Form of By-laws of the Company, as amended.**

4      --   Specimen Stock Certificate.**

5      --   Opinion of Pepper, Hamilton & Scheetz LLP.**

10.1   --   1997 Incentive Plan, as amended.**

10.2   --   1994 Stock Option Plan.**

10.3   --   Employee Stock Purchase Plan.**

10.4   --   401(k) Profit Sharing Plan.**

10.6   --   Contract for Sale of Real Estate, dated March 30, 1995,
            between Harry J. Muhlschlegel and Karen Muhlschlegel and the
            Company.**

10.7   --   Promissory Note, dated March 31, 1995, made by the Company in favor of Harry J. Muhlschlegel and Karen Muhlschlegel, in the principal amount of $1,140,459.27.**

10.8   --   Promissory Note, dated April 14, 1997, made by Karen B.
            Muhlschlegel, as Trustee of the Karen B. Muhlschlegel 1996
            Grantor Annuity Trust, in favor of the Company in the principal amount of $218,772, as amended.**

10.9   --   Promissory Note, dated April 14, 1997, made by Harry J.
            Muhlschlegel, as Trustee of the Harry J. Muhlschlegel 1996
            Grantor Annuity Trust, in favor of the Company in the principal amount of $219,293, as amended.**

10.10  --   Lease Agreement made and entered into as of April 12, 1995 between Harry J. Muhlschlegel and Karen Muhlschlegel and the
            Company as amended.**

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------

10.11  --   Form of Amended and Restated Lease Agreement by and between
            Harry Muhlschlegel and Karen Muhlschlegel and the Company.**

10.12  --   Lease Agreement between James F. Lomma, as Landlord, and the
            Company, as Tenant, dated June 1, 1995.**

10.13  --   Commercial Lease Agreement made and effective March 1, 1997 by and between 864 Realty Trust and the Company.**

10.14  --   Lease Agreement made and entered into the 7th day of March,
            1996 by and between Little Brownie Properties Inc. and the Company.**

10.15  --   Agreement of Lease made and entered into between Dongary
            Investments, Ltd. and the Company dated March 31, 1994.**

10.16  --   Credit Agreement, dated June 28, 1996, between the Company and CoreStates Bank, N.A.**

10.17  --   Security Agreement, dated as of June 28, 1996, by and
            between the Company and Corestates Bank, N.A.**

10.18  --   Promissory Note, dated October 31, 1995, made by the Company in favor of MetLife Capital Financial Corporation.**

10.19  --   Mortgage Security Agreement, Assignment of Leases and Rents
            and Fixture Filing, made as of October 31, 1995, by the Company in favor of MetLife Capital Financial Corporation.**

10.20  --   Form of Tax Indemnity Agreement.**

10.21  --   Administrative Services Agreement, dated August 12, 1997
            between the Company and Jevic Transportation, Services
            Inc.**

10.22  --   Intermediary Agreement between Bowker, Brown & Co. and the
            Company dated April 1997.**

10.23  --   Intermediary Agreement between Bowker, Brown & Co. and the
            Company dated October 1996.**

11.1   --   Statement re: Computation of Per Share Earnings.**

23.1   --   Consent of Arthur Andersen LLP.

23.2   --   Consent of Pepper, Hamilton & Scheetz LLP (included in
            Exhibit 5).**

23.3   --   Consent of Gordon R. Bowker to be named as a director.**

23.4   --   Consent of Samuel H. Jones, Jr. to be named as a director.**

24.1   --   Power of Attorney (included on page II-5 of this
            Registration Statement).**

24.2   --   Certified Resolutions of the Board of Directors relating to
            Powers of Attorney for certain officers of the Company.**

27.1   --   Financial Data Schedule.**


------------------


** Previously Filed.

(B) FINANCIAL STATEMENT SCHEDULE:

Schedule No.                     Description
------------                     -----------
     II               Valuation and Qualifying Accounts

     All other schedules have been omitted because they are not applicable, not required, or the required information is included in the Financial Statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Delanco, New Jersey, on the 2nd day of October, 1997.


                                          JEVIC TRANSPORTATION, INC.
                                          By: /s/ Harry J. Muhlschlegel
                                            ------------------------------------
                                            Harry J. Muhlschlegel, Chief
                                              Executive
                                              Officer and Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, Amendment No. 3 to this Registration Statement has been signed by the following persons on October 2, 1997 in the capacities indicated:


          SIGNATURE                                         TITLE
          ---------                                         -----
/s/ Harry J. Muhlschlegel            Chief Executive Officer and Chairman of
------------------------------       the Board (principal executive officer)
Harry J. Muhlschlegel

/s/ Karen B. Muhlschlegel            Vice President, Secretary and Director
------------------------------
Karen B. Muhlschlegel

/s/ Paul J. Karvois                  President, Director and Chief Operating Officer
------------------------------
Paul J. Karvois

/s/ Brian Fitzpatrick                Senior Vice President - Finance and Chief Financial
------------------------------       Officer (principal financial officer and principal
Brian Fitzpatrick                    accounting officer)

     After the recapitalization and reclassification discussed in Note 12 to the Financial Statements is effected, we will be in a position to render the following report.

                                          ARTHUR ANDERSEN LLP

Philadelphia, Pa.

October 2, 1997


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Jevic Transportation, Inc.:

     We have audited in accordance with generally accepted auditing standards, the financial statements of Jevic Transportation, Inc. as of December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996 (except with respect to the matters discussed in Note 12 as to which the date is ____________, 1997). Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Philadelphia, Pa.,
  February 19, 1997 (except with respect to the matters discussed in Note 12, as to which the date is ____________, 1997)

                           JEVIC TRANSPORTATION, INC.
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

Allowance for Doubtful Accounts
                                                                         CHARGES      DEDUCTIONS
                                                          BEGINNING        TO            FROM         ENDING
                                                           BALANCE       EXPENSE       RESERVE        BALANCE
                                                           -------       -------       -------        -------

Balance, June 30, 1997 (unaudited)..................       $  999         $483          $(101)        $1,381

Balance, December 31, 1996..........................          814          629           (444)           999

Balance, December 31, 1995..........................        1,153           84           (423)           814

Balance, December 31, 1994..........................          500          758           (105)         1,153

                                 EXHIBIT INDEX
                                 -------------


Exhibit
Number                   Description
------                   -----------
23.1       --     Consent of Arthur Andersen LLP.